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07023876

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rabobank Nederland

*CURRENT ADDRESS

PROCESSED
MAY 3 1 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05010 FISCAL YEAR 2-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 2/29/07

Rabobank

AR/S
12-31-06



Rabobank Group

Rabobank Nederland

Consolidated Financial Statements 2006

Prepared in accordance with International Financial Reporting Standards, as adopted by the EU

This publication, the financial statements and the separate edition 'Rabobank Group Annual Report 2006' together form the annual report, the financial statements and other information of the Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

General information

Rabobank Group ('Rabobank') is a cooperative organisation whose core comprises 188 local Rabobanks in the Netherlands with over 1,200 branches. Rabobank comprises the local cooperative Rabobanks in the Netherlands, the central organisation Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) and a number of specialised subsidiaries. Rabobank provides services in the form of public sector lending, corporate banking and investment banking, asset management and leasing in many countries throughout the world. Rabobank puts the common interests of people and communities first. Internationally, Rabobank aims to be the best food & agri bank with a strong presence in the major food & agri countries around the world. Rabobank operates in 42 countries and employs over 56,000 people.

Rabobank Nederland is a cooperative whose capital is divided into shares. It is largely the product of a merger on 1 December 1972 of the two largest Dutch cooperative entities at the time. Rabobank Nederland has its registered office in Amsterdam and is established under Dutch law for an indefinite period. Rabobank Nederland is registered at the Trade Registry of the Amsterdam Chamber of Commerce under number 30046259.

Membership of Rabobank Nederland is open to cooperative banks whose Articles of Association have been approved by Rabobank Nederland.

The activities of Rabobank Nederland can be roughly divided into two categories. First, its role as central bank for the local Rabobanks in which role it encourages the establishment, continuation and development of cooperative banks, and for its members in which role it concludes agreements with them, negotiates their rights and undertakes obligations on their behalf insofar as these obligations have the same consequences for all members. Second, Rabobank Nederland's own banking activities, which supplement and are independent of the activities of the local Rabobanks.

The local Rabobanks are constituent parts of an organisation of cooperative entities incorporated under Dutch law; the majority of the members are clients. At 31 December 2006, the local Rabobanks had approximately 1,640,000 members.

Address:
Croeselaan 18
P.O. Box 17100
3500 HG Utrecht
The Netherlands

Internet:
www.rabobank.com

Contents

Consolidated balance sheet

In millions of euros	Note	At 31 December 2006	2005
Assets			
Cash and cash equivalents	6	1,630	2,923
Due from other banks	7	49,086	53,065
Trading financial assets	8	36,789	39,011
Other financial assets at fair value through profit and loss	9	21,468	17,449
Derivative financial instruments	10	18,992	24,135
Loans to customers	11	354,924	304,451
Available-for-sale financial assets	12	48,961	48,644
Held-to-maturity financial assets	13	1,489	1,908
Investments in associates	14	3,250	2,971
Goodwill and other intangible assets	15	1,844	252
Property and equipment	16	5,022	3,115
Investment properties	17	1,338	768
Current tax assets		176	210
Deferred tax assets	25	1,477	1,575
Other assets	18	10,009	6,096
Total assets		556,455	506,573

In millions of euros	Note	At 31 December 2006	2005
Liabilities			
Due to other banks	19	113,644	109,749
Due to customers	20	215,899	186,427
Debt securities in issue	21	128,066	115,992
Derivative financial instruments and other trade liabilities	10	26,694	31,182
Other debts	22	10,649	7,066
Other financial liabilities at fair value through profit and loss	23	26,270	23,844
Provisions	24	1,175	931
Current tax liabilities		172	283
Deferred tax liabilities	25	836	668
Employee benefits	26	1,223	1,437
Subordinated debt	27	2,450	2,645
Total liabilities		527,078	480,224
Equity			
Equity of Rabobank Nederland and local Rabobanks	29	17,426	15,450
Rabobank Member Certificates issued by group companies	30	5,808	5,811
		23,234	21,261
Trust Preferred Securities III to VI issued by group companies	31	1,959	2,092
Minority interests	32	4,184	2,996
Total equity		29,377	26,349
Total equity and liabilities		556,455	506,573

Consolidated profit and loss account

		For the year ended 31 December	
In millions of euros	Note	2006	2005
Interest income	33	25,059	19,716
Interest expense	33	18,587	13,455
Interest	33	6,472	6,261
Fee and commission income	34	2,741	2,482
Fee and commission expense	34	445	422
Fees and commission	34	2,296	2,060
Income from associates	35	556	579
Net income from financial assets and liabilities at fair value through profit and loss	36	246	(146)
Gains on available-for-sale financial assets	12	7	38
Other	37	472	571
Income		10,049	9,363
Staff costs	38	4,117	3,880
Other administrative expenses	39	2,429	2,031
Depreciation and amortisation	40	341	331
Operating expenses		6,887	6,242
Value adjustments	41	450	517
Operating profit before taxation		2,712	2,604
Taxation	42	367	521
Net profit		2,345	2,083

In millions of euros	Note	2006	2005
Of which attributable to Rabobank Nederland and local Rabobanks	29	1,757	1,577
Of which attributable to holders of Rabobank Member Certificates	30	277	211
Of which attributable to Trust Preferred Securities III to VI	31	110	111
Of which attributable to minority interests	32	201	184
Net profit for the year		2,345	2,083

See the notes to the consolidated financial statements.

Consolidated statement of changes in equity

In millions of euros	Equity of Rabobank Nederland and local Rabobanks	Rabobank Member Certificates	Trust Preferred Securities III to VI	Minority interests	Total equity
At 1 January 2005 (Note 29)	14,018	3,840	1,877	3,269	23,004
Arising in the period (after taxation):					
Net fair value changes - available-for-sale financial assets	(174)	-	-	-	(174)
Net fair value changes - cash flow hedges	1	-	-	-	1
Other changes	12	-	-	-	12
Currency translation differences	22	-	215	328	565
Reclassified to net profit for the year - available-for-sale financial assets	(132)	-	-	-	(132)
Total income and expense for the year recognised directly in equity	(271)	-	215	328	272
Net profit for the year	1,577	211	111	184	2,083
Total income and expense	1,306	211	326	512	2,355
Issue of Rabobank Member Certificates and Trust Preferred Securities III to VI	-	1,971	-	-	1,971
Payment on Rabobank Member Certificates and Trust Preferred Securities III to VI	-	(211)	(111)	-	(322)
Other	126	-	-	(785)	(659)
At 31 December 2005	15,450	5,811	2,092	2,996	26,349

In millions of euros	Equity of Rabobank Nederland and local Rabobanks	Rabobank Member Certificates	Trust Preferred Securities III to VI	Minority interests	Total equity
At 1 January 2006 (Note 29)	15,450	5,811	2,092	2,996	26,349
Arising in the period (after taxation):					
Net fair value changes – available-for-sale financial assets	(277)	-	-	-	(277)
Net fair value changes – associates	94	-	-	-	94
Net fair value changes – cash flow hedges	(16)	-	-	-	(16)
Other changes	11	-	-	-	11
Currency translation differences	(14)	-	(133)	(191)	(338)
Reclassified to net profit for the year – available-for-sale financial assets	295	-	-	-	295
Total income and expense for the year recognised directly in equity	93	-	(133)	(191)	(231)
Net profit for the year	1,757	277	110	201	2,345
Total income and expense	1,850	277	(23)	10	2,114
Issue of Rabobank Member Certificates and Trust Preferred Securities III to VI	-	-	-	-	-
Payment on Rabobank Member Certificates and Trust Preferred Securities III to VI	-	(277)	(110)	-	(387)
Other	126	(3)	-	1,178	1,301
At 31 December 2006	17,426	5,808	1,959	4,184	29,377

Consolidated cash flow statement

For the year ended 31 December

In millions of euros	2006	2005
Cash flows from operating activities		
Operating profit before taxation	2,712	2,604
Adjusted for:		
Non-cash items recognised in profit and loss		
Depreciation and amortisation	341	346
Value adjustments	450	517
Result on sale of property and equipment	(14)	(12)
Share of (profit) of associates and result on sale of subsidiaries	(527)	(218)
Fair value results on investment properties	2	1
Fair value results on financial assets and liabilities at fair value through profit and loss	(246)	146
Net result on available-for-sale financial assets	(7)	(38)
	2,711	3,346
Net change in operating assets:		
Due from other banks	7,874	1,387
Trading financial assets	2,222	(5,741)
Derivative financial instruments	5,143	7,900
Net change in non-trading financial assets at fair value through profit and loss	(4,019)	25,219
Loans to customers	(50,473)	(30,337)
Net change in liabilities relating to operating activities		
Derivative financial instruments and other trade liabilities	(4,488)	(11,090)
Due to customers	29,472	8,956
Debt securities in issue	12,074	18,472
Other debts	3,583	(291)
Income tax paid	(809)	(634)
Other changes (2005: mainly attributable to disposal of Interpolis)	(2,285)	(18,681)
Net cash flow from operating activities	1,005	(1,494)

In millions of euros	For the year ended 31 December 2006	2005
Cash flows from investing activities		
Acquisition of subsidiaries net of cash and cash equivalents acquired	1,714	(21)
Disposal of subsidiaries net of cash and cash equivalents disposed	3	2
Acquisition of property and equipment and investment properties	(646)	(456)
Proceeds from sale of property and equipment	330	318
Acquisition of available-for-sale financial assets and held-to-maturity financial assets	(16,160)	(14,885)
Proceeds from sale and repayment of available-for-sale financial assets and held-to-maturity financial assets	12,861	10,286
Net cash flow from investing activities	(1,898)	(4,756)
Cash flows from financing activities		
Proceeds from issue of Rabobank Member Certificates	-	2,000
Proceeds from issue of subordinated debt instruments	-	1,000
Payment on Rabobank Member Certificates and Trust Preferred Securities III to VI	(387)	(322)
Repayment of subordinated debt	(13)	(774)
Net cash flow from financing activities	(400)	1,904
Net change in cash and cash equivalents	(1,293)	(4,346)
Cash and cash equivalents at beginning of year	2,923	7,269
Cash and cash equivalents at end of year	1,630	2,923

The cash flows from interest are included in the net cash flow from operating activities.

	2006	2005
Interest income	24,675	19,730
Interest expense	17,740	13,986

Notes to the consolidated financial statements

1 Basis of consolidation

Rabobank Group ('Rabobank') comprises the local Rabobanks ('Members') in the Netherlands, the central cooperative Rabobank Nederland and other specialised subsidiaries. Together they form Rabobank Group and Rabobank Nederland, which advises the Members and assists them in the provision of their services. Rabobank Nederland also advises the Members on behalf of De Nederlandsche Bank (the Dutch central bank). Rabobank's cooperative structure has several executive levels, each with its own duties and responsibilities.
In IFRS terms, Rabobank Nederland exercises control over the local Rabobanks.
The consolidated financial statements of Rabobank include the financial information of Rabobank Nederland and that of the Members and the other group companies.

2 Accounting policies

The main accounting policies used in preparing these consolidated financial statements are explained below.

2.1 General

The consolidated financial statements of Rabobank have been prepared in accordance with International Financial Reporting Standards ('IFRS') as approved by the European Union. No new standards were applied in 2006.
The consolidated financial statements have been prepared on the basis of the accounting policies outlined below.
The remaining assets and liabilities are accounted for on a historical cost basis, unless otherwise stated.
Unless otherwise stated, all amounts in these financial statements are in millions of euros.

2.1.1 Changes in classification of results and balance sheet items

Up to 2006, interest income and interest expense on interest rate derivative financial instruments were presented under interest earnings to the extent that these derivative financial instruments were included in a hedge accounting position. Due in part to a more enhanced understanding of results on derivative financial instruments and the financial reporting on those results, interest income and expense on derivative financial instruments applied by the bank to control interest rate risks in the non-trading books are recognised under interest. Interest for 2005 is 117 lower as a consequence of this adjustment. Total of income remains unchanged as the result on these derivative financial instruments was recognised as trading result or other income in the previous financial year.
For comparison purposes, the income from Interpolis insurance business recorded last year has been recognised under income from associates, which also includes the result of Eureko.
A portion of the commission is more similar in nature to interest and was therefore reclassified for 2005.
Insofar as other enhanced insights prompted reclassifications, the comparative figures have been restated.
These reclassifications did not affect profit or equity.

2.1.2 Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported for assets and liabilities and the reporting of contingent assets and liabilities at the date of the financial statements, as well as the amounts reported for income and expenses during the reporting period. The situations that are assessed based on available financial data and information mainly concern the determination of the provision for doubtful debts, the fair value of assets and liabilities and impairments. Although management based their estimates on the most careful assessment of the current circumstances and activities, the actual results might deviate from these estimates.

2.2 Group financial statements

2.2.1 Subsidiaries

Subsidiaries and other entities (including special purpose entities) over which Rabobank exercises control, directly or indirectly, are consolidated. The assets, liabilities and results of these entities are consolidated in full.
Subsidiaries are consolidated from the date Rabobank obtains control, and cease to be consolidated on the date that this control ends. All intra-group transactions, balances and unrealised gains and losses on transactions between business units of Rabobank are eliminated as part of the consolidation.

2.2.2 Joint ventures

The interests of Rabobank in entities where control is shared are consolidated proportionally. With this method, Rabobank includes its share of the income and expenses, assets and liabilities, and cash flows of the various joint ventures in the relevant items of its financial statements.

2.2.3 Investments in associates

Investments in associates are recognised in accordance with the equity method. With this method, Rabobank's share of the profits and losses of an associate (after the acquisition) is recognised in profit and loss, and its share of the changes in reserves after the acquisition is recognised in reserves. The cumulative changes after acquisition are adjustments to the cost of the investment.
Associates are entities over which Rabobank has significant influence and usually holds between 20% and 50% of the voting rights but does not exercise control. Unrealised gains on transactions between Rabobank and its associates are eliminated in proportion to the size of Rabobank's interest in the associates. Unrealised losses are also eliminated unless the transaction indicates that an impairment loss should be recognised on the asset transferred. Investments by Rabobank in associates include the goodwill acquired. If Rabobank's share in the losses of an associate equals or exceeds its interest in the associate, Rabobank will not recognise any more losses of the associate unless Rabobank has given undertakings or made payments on behalf of this associate. Investments in associates over which Rabobank does not have significant influence are recognised at cost.

2.3 Derivative financial instruments and hedging

2.3.1 General

Derivative financial instruments generally mean foreign currency contracts, currency and interest rate futures, forward rate agreements, currency and interest rate swaps, and currency and interest rate options (written as well as acquired). Derivative financial instruments might be traded on an exchange or as over-the-counter (OTC) instruments between Rabobank and a client. All derivative financial instruments are recognised at fair value. The fair value is determined using listed market prices, prices offered by traders, cash-flow discounting models and option valuation models based on current market prices and contracted prices for the underlying instruments, as well as the time value of money, yield curves and the volatility of the underlying assets and liabilities. All derivative financial instruments are included under assets if their fair value is positive and under liabilities if their fair value is negative.

Derivative financial instruments embedded in other financial instruments are treated separately if their risks and characteristics are not closely related to those of the underlying derivative contract and this contract is not classified at fair value through profit and loss.

2.3.2 Instruments not used for hedging

Realised and unrealised gains and losses on derivative financial instruments classified by Rabobank as held-for-trading are recognised under 'Trading income'.

2.3.3 Hedging instruments

Rabobank also uses derivative financial instruments as part of balance sheet control to manage its interest rate risks, credit risks and foreign currency risks. Rabobank makes use of the possibilities provided by the EU through the carve-out in IAS 39. The carve-out facilitates the application of fair value portfolio hedge accounting to certain positions. Buckets are used to measure effectiveness.

On the date of concluding a derivative contract, Rabobank can designate certain derivative financial instruments as (1) a hedge of the fair value of an asset or liability on the balance sheet (fair value hedge), as (2) a hedge of future cash flows attributable to an asset or liability on the balance sheet, an expected transaction or a non-current liability (cash flow hedge), or as (3) a hedge of a net-investment in a foreign entity (net investment hedge). Derivative financial instruments can be qualified as hedging instruments if certain criteria are met.

These criteria include:

- Formal documentation of the hedging instrument, the hedged item, the objective of the hedge, the hedging strategy and the hedge relationship before applying hedge accounting;
- The hedge is expected to be effective (in a range of 80% to 125%) in offsetting changes in the hedged item's fair value or cash flows attributable to the hedged risks during the entire reporting period; and
- The hedge is continuously effective from inception onwards.

Changes in the fair value of derivative financial instruments that are designated as fair value hedges and are effective in relation to the hedged risks are recognised in profit and loss, together with the corresponding changes in the fair value of the assets or liabilities hedged against the risks in question.

If the hedge no longer meets the criteria for hedge accounting (according to the fair value hedge model), any adjustment to the carrying amount of a hedged interest-bearing financial instrument is amortised through profit and loss until the end of the hedged period. Any adjustment to the carrying amount of a hedged equity instrument is recognised under 'Profits and losses not disclosed in the profit and loss account' until disposal of the equity instrument.

Changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges and that are effective in relation to the hedged risks are recognised in the hedging reserve included under equity (see note 10).
The non-effective part of the changes in the fair values of the derivative financial instruments are recognised in profit and loss. If the forecast transaction or non-current liability results in the recognition of an asset or a liability, any deferred gain or loss included in equity is restated to the initial carrying amount (cost) of the asset or liability. In all other cases, deferred amounts included in equity are taken to the profit and loss account and are classified as income or expenses in the periods in which the hedged non-current liability or forecast transaction had an effect on profit and loss.
Certain derivative contracts, although they are economic hedges in relation to the managed risk positions taken by Rabobank, do not qualify for hedge accounting under the specific IFRS rules. These contracts are therefore treated as derivative trading financial instruments.
The fair value of derivative financial instruments held for trading and hedging purposes is disclosed in note 10, 'Derivative financial instruments and other trade liabilities'.

2.4 Trade liabilities and other liabilities at fair value through profit and loss

2.4.1 Trade liabilities

Trade liabilities are mainly negative fair values of derivative financial instruments and delivery obligations arising on short selling of securities. Securities are sold short to realise gains from short-term price fluctuations. The securities needed to settle the short selling are acquired through securities leasing or sale and repurchase agreements. Securities sold short are recognised at fair value at the balance sheet date.

2.4.2 Other liabilities at fair value through profit and loss

Other liabilities at fair value through profit and loss include certain financial liabilities that Rabobank does not intend to sell, but which it designated as held for trading on initial recognition and recognised at fair value. Changes in the fair value of these financial liabilities are recognised in profit and loss for the period in which they arise.

2.5 Trading financial assets

Trading financial assets are acquired to realise gains from short-term fluctuations in the prices or margins of traders, or form part of a portfolio that regularly generates short-term gains. These assets are valued at fair value based on quoted bid prices. Any realised and unrealised gains and losses are included under 'Trading income'. Interest earned on trading financial assets is recognised as interest income. Dividends received on trading financial assets is recognised as dividend income.
All purchases and sales of trading financial assets that have to be delivered within a period prescribed by regulations or market convention are recognised at the transaction date. Other trading transactions are recognised as derivative financial instruments until the date of settlement.

2.6 Non-trading financial assets and liabilities at fair value through profit and loss

Rabobank has opted to classify financial instruments not acquired or entered into for realising gains from short-term fluctuations in traders' prices or margins at fair value through profit and loss. These financial assets are carried at fair value. Interest earned on assets with this classification is recognised as interest income and interest due on liabilities with this classification is recognised as interest expense. Dividends received on the financial assets are included under dividend income. Any other realised and unrealised gains and losses on revaluation of these financial instruments at fair value are included under 'Net income from non-trading financial assets and liabilities at fair value through profit and loss'.

2.7 Available-for-sale financial assets

Management determines the appropriate classification of a financial asset on the date of acquisition.

Financial assets that are intended to be held indefinitely and could be sold for liquidity purposes or in response to changes in interest rates, exchange rates or share prices are classified as available for sale.

Available-for-sale financial assets are initially recognised at costs (including transaction costs). These assets are subsequently revalued at fair value based on quoted bid prices or values derived from cash flow models. The fair values of unlisted equity instruments are estimated based on appropriate price/earnings ratios, adjusted to reflect the specific circumstances of the respective issuers. Any unrealised gains and losses from changes in the fair value of available-for-sale financial assets are recognised in equity unless they relate to amortised interest. If such financial assets are disposed of or suffer impairment losses, the adjustments to fair value are recognised in profit and loss as gains or losses on available-for-sale financial assets.

An impairment loss is recognised on a financial asset if its carrying amount exceeds its estimated recoverable amount. The recoverable amount of an instrument carried at fair value is the present value of the expected future cash flows, discounted at the current market interest rate on a comparable financial asset.

All purchases and sales made in accordance with standard market conventions for available-for-sale financial assets are recognised at the transaction date. All other purchases and sales are recognised on the settlement date.

2.8 Held-to-maturity financial assets

Financial assets with fixed terms and cash flows are classified as held-to-maturity financial assets, provided management intends to keep them for their full terms and is in a position to do so. Management determines the appropriate classification for its investments on their acquisition dates.

Held-to-maturity financial assets are carried at amortised cost based on the effective interest method, net of provisions for impairment losses.

Interest earned on held-to-maturity financial assets is recognised as interest income. All purchases and sales made in accordance with standard market conventions for held-to-maturity financial assets are recognised at the date of settlement. All other purchases and sales are recognised as forward derivative contracts until their dates of settlement.

2.9 Repurchase and reverse repurchase agreements

Financial assets that are sold subject to related sale and repurchase agreements are included in the financial statements under 'Trading financial assets' and 'Available-for-sale financial assets'. The liability to the counterparty is included under 'Due to other banks' and 'Due to customers' depending on the application.

Financial assets acquired under reverse sale and reverse repurchase agreements are recognised as:

- Due from other banks, or
- Loans to customers,

depending on the application. The difference between the selling and repurchasing price is recognised as interest income or expense over the term of the agreement, based on the effective interest method.

2.10 Securitisations and other derecognition constructions

Rabobank securitises, sells and carries various financial assets. Those assets are sometimes sold to special purpose entities, which then issue securities to investors. Rabobank has the option of retaining an interest in sold securitised financial assets in the form of subordinated interest-only strips, subordinated securities, spread accounts, servicing rights, guarantees, put options and call options, and other constructions.

A financial asset (or a portion of it) is derecognised if:

- the rights to the cash flows from the asset expire;
- the rights to the cash flows from the asset and a substantial portion of the risks and benefits of ownership of the asset are transferred;
- a commitment to transfer the cash flows from the asset is presumed and a substantial portion of the risks and benefits are transferred;
- not all the risks and benefits are retained or transferred; however control over the asset is transferred.

If Rabobank retains control over the asset but does not retain a substantial portion of the rights and benefits, the asset is recognised in proportion to the continuing involvement of Rabobank. A related liability is also recognised to the extent of Rabobank's continuing involvement. The recognition of changes in the value of the liability corresponds to the recognition of changes in the value of the asset.

If a transaction does not meet the above conditions for derecognition, it is recognised as a loan for which security has been provided.

To the extent that the transfer of a financial asset does not qualify for derecognition, the transfer does not result in Rabobank's contractual rights being separately recognised as derivative financial instruments if recognition of these instruments and the transferred asset, or the liability arising on the transfer, were to result in double recognition of the same rights or obligations.

Gains and losses on securitisations and sale transactions depend partly on the previous carrying amounts of the financial assets transferred. These are allocated to the sold and retained interests based on the relative fair values of these interests at the date of sale. Any gains and losses are recognised through profit and loss at the time of transfer.

The fair value of the sold and retained interests is based on quoted market prices or calculated as the present value of the future expected cash flows, using pricing models that take into account various assumptions such as credit losses, discount rates, yield curves, payment frequency and other factors.

Rabobank decides for each securitisation transaction whether the securitisation instrument should be included in the consolidated financial statements. For this purpose, it performs an assessment by taking a number of factors into consideration, for example the activities of the SPE, decision-making powers and the allocation of the benefits and risks associated with the activities of the SPE.

2.11 Netting of financial assets and liabilities

Financial assets and liabilities are set off and the net amount is transferred to the balance sheet if a legal right to set off the recognised amounts exists and it is intended to settle the expected future cash flows on a net basis, or to realise the asset and settle the liability simultaneously.

2.12 Foreign currencies

2.12.1 Foreign entities

Items included in the financial statements of each entity in the Group are carried in the currency that best reflects the economic reality of the underlying events and circumstances that are relevant for the entity ('the functional currency'). The consolidated financial statements are presented in euros, which is the parent company's functional currency.

Gains, losses and cash flows of foreign entities are translated into the presentation currency of Rabobank at the exchange rates on the transaction dates, which are approximately equal to the average exchange rates. For balance sheet purposes, they are translated at closing rates. Translation differences arising on the net investments in foreign entities and on loans and other currency instruments designated as hedges of these investments are recognised in equity. If a foreign entity is sold, any such translation differences are recognised in profit and loss as part of the gain or loss on the sale.

Goodwill and fair-value adjustments arising on the acquisition of a foreign entity are recognised as assets and liabilities of the foreign entity and are translated at the closing rate.

2.12.2 Transactions in foreign currencies

Transactions in foreign currencies are translated into the functional currency at the exchange rates ruling at the transaction date. Translation differences arising on the settlement of such transactions or on the translation of monetary assets and liabilities denominated in foreign currencies are recognised in profit and loss, unless they are recognised in equity as qualifying cash flow hedges.

Translation differences on debt securities and other monetary financial assets carried at fair value are included under foreign exchange gains and losses. Translation differences on non-monetary items such as equity instruments held for trading are recognised as part of the fair value gains or losses. Translation differences on available-for-sale non-monetary items are included in the revaluation reserve reported under equity.

2.13 Interest

Interest income and expenses for all interest-bearing instruments are recognised in profit and loss according to the allocation principle, with the effective interest method being applied to the actual purchase price. Interest income includes coupons relating to fixed-interest financial assets and trading financial assets, as well as the cumulative premiums and discounts on government treasury securities and other cash equivalent instruments. If any loans suffer impairment losses, they are written down to their recoverable amounts and the interest income recognised henceforth is based on the discount rate for calculating the present value of the future cash flows used to determine the recoverable amounts.

2.14 Fees and commission

Income from asset management activities consists mainly of unit trust, fund management commission and administration. Income from asset management and insurance brokerage is recognised as earned when the services are provided.

Fees and commission are generally recognised according to the allocation principle. Fees and commission received for negotiating a transaction, or taking part in the negotiations, on behalf of third parties, for example the acquisition of a portfolio of loans, shares or other securities, or the sale or purchase of companies, are recognised at completion of the underlying transactions.

2.15 Loans to customers and due from other banks

Loans to customers and due from other banks are not derivative financial instruments with fixed or defined payments, not listed on an active market, apart from such assets that Rabobank classifies as trading, at fair value on initial recognitions with changes recognised through profit and loss, or as available for sale. These loans and receivables are measured at amortised cost, including transaction costs.

A value adjustment, for losses on loans, is recognised if there is objective evidence that Rabobank will not be able to collect all amounts due under the original terms of the contract. The size of the reserve is the difference between the carrying amount and recoverable amount, which is the present value of the expected cash flows, including amounts recoverable under guarantees and sureties, discounted at the original effective rate of interest of the loans.

The value adjustments for loans includes losses if there is objective evidence that losses are attributable to some portions of the loan portfolio at the balance sheet date. These are estimated based on the historical pattern of losses for each separate portion, the credit ratings of the borrowers, and taken into account the actual economic conditions under which the borrowers conduct their activities. If a loan is not collectible, it is written off from the related value adjustments for losses on loans. Any amounts subsequently collected are included under the item 'Value adjustments' on the profit and loss account.

2.16 Goodwill and other intangible assets

2.16.1 Goodwill

Goodwill is the amount by which the acquisition price paid for a subsidiary or associate exceeds the fair value on the acquisition date of Rabobank's share of the net assets and the unconditional liabilities of the entity acquired. Goodwill on acquisitions made on or after 1 January 2004 is recognised on the balance sheet as an intangible asset net of any impairment losses. Impairment tests are performed annually to determine whether impairment has occurred. Goodwill on the acquisition of a subsidiary made before 1 January 2004 was charged directly to equity. Goodwill in such case has not been capitalised retrospectively, as allowed under IFRS.

2.16.2 Software development costs

Costs related to the development or maintenance of software are recognised as an expense at the time they are incurred. Costs directly incurred in connection with identifiable and unique software products over which Rabobank has control and that will probably provide economic benefits exceeding the costs for longer than a year are recognised as intangible assets. Direct costs include the employee expenses of the software development team and an appropriate portion of the relevant overhead.

Expenditures that improve the performance of software compared with their original specifications are added to the original cost of the software. Software development costs are recognised as assets and amortised on a straight-line basis over a period not exceeding three years.

2.16.3 Insurance contracts acquired as part of a business combination or portfolio transfer

The fair value (present value of the expected future cash flows) of contractual insurance rights and obligations are capitalized as intangible assets and amortised over the term of the contract, which is generally between 2 and 5 years. Rabobank performs each year an impairment test based on the expected future cash flows from the acquired insurance contracts. An impairment loss is recognised if the expected future profits do not justify the carrying amount of the asset.

2.16.4 Impairment losses on goodwill and other intangible assets

At each balance sheet date, Rabobank assesses whether there are indications of impairment of other intangible assets. If such indications exist, impairment testing is carried out to determine whether the carrying amount of the other intangible assets is fully recoverable. An impairment loss is recognised if the carrying amount is greater than the recoverable amount. Goodwill and software under development are tested for impairment each year at the balance sheet date.

2.17 Property and equipment

Equipment (for own use) is recognised at historical cost net of accumulated depreciation and impairments if applicable. Property (for own use) represents mainly offices and is also recognised at cost less accumulated depreciation and impairments if applicable.

Straight-line deprecation is applied to these assets in accordance with the schedule below. Each asset is depreciated to its residual value over its estimated useful life:

- Land	Not depreciated
- Buildings	25 - 40 years
Equipment, including the following:	
- Computer equipment	1 - 3 years
- Other equipment and vehicles	3 - 8 years

Rabobank regularly assesses whether there are indications of impairment of property and equipment. If the carrying amount of an asset exceeds its estimated recoverable amount, the carrying amount is written down immediately to the recoverable amount. Gains and losses on the disposal of items of property and equipment are determined in proportion to their carrying amounts and taken into account when determining the operating result. Repair and maintenance work is charged to profit and loss at the time the costs are incurred. Expenditures on extending or increasing the benefits from land and buildings compared with their original benefits are capitalised and subsequently depreciated. Finance expenses incurred during the creation of an asset for use or sale are charged to profit and loss for the period in which they are incurred.

2.18 Investment properties

Investment properties, mainly office buildings, are held for their long-term rental income and are not used by Rabobank or its subsidiaries. Investment properties are recognised as long-term investments and included on the balance sheet at cost, net of accumulated depreciation and impairment.
Investment properties are depreciated in accordance with the terms of the underlying lease contracts.

2.19 Work in progress

Work in progress is included in 'other assets' on the balance sheet. Work in progress relates to commercial real-estate projects as well as sold and unsold housing projects under construction or planned and is carried at cost plus allocated interest, net of provisions as necessary. Instalments invoiced to buyers and customers are deducted from work in progress. If the balance for a project is negative (the amount of the invoiced instalments exceeds the capitalised costs), the balance of that project is reclassified as 'other liabilities'.
Gains and losses are recognised based on the percentage of completion method.

2.20 Leases

2.20.1 Rabobank as lessee

Leases relating to property and equipment under which substantially all the risks and benefits of ownership are transferred to Rabobank are classified as finance leases. Finance leases are capitalised at the inception of the lease at the fair value of the leased assets or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the lease liability and the finance charges, so as to achieve a constant rate of interest on the remaining balance of the liability. The corresponding lease liabilities are included under other loans, after deduction of finance charges. The interest components of the finance charges are recognised in profit and loss over the term of the lease. An item of property and equipment acquired under a lease agreement is depreciated over the useful life of the asset or, if shorter, the term of the lease. Leases under which a substantial portion of the risks and benefits of ownership of the assets are retained by the lessor are classified as operating leases. Operating lease payments (less any discounts given by the lessor) are charged to profit and loss on a straight-line basis over the term of the lease.

2.20.2 Rabobank as lessor

Finance leases

If assets are leased under a finance lease, the present value of the lease payments is recognised as a receivable under 'Due from other banks' or 'Loans to customers'. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised as interest income over the term of the lease using the net investment method, which results in a constant rate of return on the investment.

Operating leases

Assets leased under operating leases are included on the balance sheet under 'Property and equipment'. The assets are depreciated over their expected useful lives in line with those of comparable items of property and equipment. Rental income (less discounts granted to lessees) is recognised under 'Other income' on a straight-line basis over the term of the lease.

2.21 Provisions

Provisions are recognised if Rabobank has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If Rabobank expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only if the reimbursement is virtually certain. The provisions are carried at the discounted value of the expected future cash flows.

2.21.1 Restructuring

Restructuring provisions comprise penalties for premature termination of leases, payments under redundancy schemes and other costs directly attributable to restructuring programs. The costs are recognised in the period in which a legal or constructive obligation arises for Rabobank. No provisions are formed in advance for costs relating to continuing operations of Rabobank.

2.21.2 Leave and long-term employment

Leave entitlements of employees and leave relating to long-term employment are recognised at the time they are granted. A provision is formed for the estimated obligation for annual leave and leave relating to long-term service of employees, with the balance sheet date as reference point.

2.21.3 Legal issues

Legal issues provisions are formed for the amounts estimated at the balance sheet date.

2.22 Employee benefits

Rabobank provides different pension plans based on the local conditions and practices of the countries in which it operates. In general, the plans are financed by payments to insurance companies or trustee administered funds. The payments are calculated actuarially at regular intervals. A defined benefit plan is one that incorporates a promise to pay an amount of pension benefit, which is usually based on several factors such as age, number of years in service and remuneration.
A defined contribution plan is one under which Rabobank pays fixed contributions to a separate entity (a pension fund) and acquires no legal or constructive obligation if the fund has insufficient assets to pay all the benefits to employee-members of the plan in respect of service in current and past periods.

2.22.1 Pension obligations

The defined benefit liability is the present value of the defined benefit obligation at the balance sheet date, including adjustments for actuarial gains and losses and past service costs not yet recognised, reduced by the fair value of the fund. The defined benefit obligation is calculated by independent actuaries each year using the projected unit credit method. The present value of the defined benefit obligation is calculated by discounting the estimated future cash outflows at rates of interest on government securities with terms approximating those of the related obligations. Most of the pension plans are career average pension plans and the net costs after deduction of employees' contributions are included under 'Staff costs'. Actuarial gains or losses from adjustments due to actual developments, modified actuarial assumptions and plan changes are recognised using the corridor method in accordance with IFRS. Insofar as unrecognised cumulative actuarial gains or losses exceed 10% of the higher of the present value of the gross obligation under the defined benefit plan or the fair value of the fund, such excess is taken to profit or loss, spread over the expected average remaining years of service of the employees participating in the plan.

2.22.2 Defined contribution plans

Under defined contribution plans, Rabobank pays contributions to publicly or privately managed insured pension plans on a compulsory, contractual or voluntary basis. Once the contributions have been made, Rabobank has no further payment obligations. The regular contributions are net period costs for the year in which they are due and are included on this basis under 'Staff costs'.

2.22.3 Other post-employment obligations

Some Rabobank units provide other post-employment benefits. To become eligible for such benefits, the usual requirement is that the employee remains in service until retirement and has been with the company a minimum number of years. The expected costs of these benefits are accrued over the years of service, based on a system similar to that for defined benefit plans. The obligations are valued each year by independent actuaries.

2.23 Tax

Tax receivables and payables and deferred tax assets and liabilities are set off if they relate to the same taxation group, the same taxation authority, a legal right exists to set off tax items and simultaneous treatment or settlement is expected. Provisions are formed in full for deferred tax liabilities, using the liability method, arising from temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The main temporary differences relate to the depreciation of property and equipment, the revaluation of certain financial assets and liabilities, including derivative financial instruments, provisions for pensions and other post-employment benefits, provisions for losses on loans and other impairment and tax losses, and, in connection with business combinations, the fair values of the net assets acquired and their tax bases. Deferred income tax assets and liabilities are measured at the tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available, against which the temporary differences can be utilised.

Provisions are formed in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, unless the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Taxation on profit is calculated in accordance with the tax legislation of the relevant jurisdiction and recognised in the period in which the profit is realised. The tax effects of the carry-forward of unused tax losses are recognised as an asset if it is probable that future taxable profits will be available against which the losses can be utilised.
Deferred tax items relating to the revaluation to fair value of available-for sale financial assets and cash flow hedges that are charged or taken to equity are subsequently recognised in profit and loss together with the respective gain or loss.

2.24 Due to other banks, due to customers and debt securities in issue

These borrowings are initially recognised at cost, i.e. the proceeds received less directly attributable and non-recurring transaction costs. Loans are subsequently included at amortised cost. Any difference between the net proceeds and the redemption amount is recognised over the term of the loan, using the effective interest method.
If Rabobank repurchases one of its own debt instruments, it is derecognised, with the difference between the carrying amount of the liability and the consideration paid being recognised as income.

2.25 Rabobank Member Certificates

These are the Members Certificates issued in 2000, 2001, 2002 and 2005. Since the proceeds of the issue are available to Rabobank on a perpetual and highly subordinated basis (also subordinate to the Trust Preferred Securities) and since in principle no distribution is made if the consolidated profit and loss account of Rabobank shows a loss for any financial year, the issue proceeds, insofar as they have been lent on to Rabobank Nederland, are recognised under 'Equity' in proportion to the number of certificates held by members and employees, since there is no formal obligation to repay the principal or make distributions. As a result, distributions are accounted for in the profit appropriation.

2.26 Trust Preferred Securities

Trust Preferred Securities, which pay a non-discretionary dividend and are redeemable on a specific date or at the option of the holder, are classified as financial liabilities and included under 'Other loans'. The dividends on these preferred securities are recognised in profit and loss as interest expense based on amortised cost using the effective interest method.
The remaining Trust Preferred Securities are recognised as equity, as there is no formal obligation to repay the principal or to pay a dividend.

2.27 Financial guarantees

Financial guarantees are measured at the amount that Rabobank would reasonably have to pay at the balance sheet date to settle the liability or transfer it to a third party.

2.28 Bills

Bills represent commitments by Rabobank to redeem bills issued to clients. Rabobank expects to redeem most bills at the time clients receive payment. Bills are recognised as off-balance-sheet transactions and disclosed as contingent liabilities and obligations.

2.29 Trust activities

Assets and revenue involved in fiduciary activities, together with the related obligation to return the assets to the clients, are eliminated if Rabobank acts as nominee, trustee or agent.

2.30 Segment information

A segment is a distinguishable component of Rabobank that engages in providing products or services and is subject to risks and returns that are different from those of other segments. A segment in which most of the revenue is generated by sales to external clients, and the revenue, profit or assets account for 10% or more of all segments in aggregate is reported separately. Rabobank's primary segment reporting format is by business segment; the secondary format is by geographical segment.

2.31 Cash and cash equivalents

Cash equivalents are highly liquid short-term investments held to meet current obligations in cash, rather than for investments or other purposes. Such obligations have outstanding terms of less than 90 days at inception. Cash equivalents are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

3 Solvency

The main capital ratio requirements set by De Nederlandsche Bank (the Dutch central bank) are derived from the capital adequacy guidelines of the European Union and the Basel Committee on Banking Supervision. These ratios compare a bank's qualifying capital (Tier I and Tier II) and core capital (Tier I) with the total risk-weighted assets and off-balance-sheet items and with the market risk exposure of the trading portfolios. The minimum requirements for qualifying capital and core capital as a percentage of risk-weighted assets are 8% and 4% respectively. The table below shows the capital available to the Rabobank and the minimum capital required by the regulatory authorities.

With the market risk approach, the general market risk is hedged, as well as the risk of open positions in foreign currencies, debt, own equity instruments. Assets are weighted according to broad categories of notional risk, the weightings reflecting the deemed capital required to back them. Four risk weightings are used: 0%, 20%, 50% and 100%. For example, cash and money market instruments are assigned a weighting of 0%, which means that no capital is required to back the holding of these assets. Items of property and equipment are assigned a weighting of 100%, which means that capital equal to 8% of their carrying amount has to be held to back them.

Off-balance-sheet liabilities relating to loans, forward contracts, forwards and options based on derivative financial instruments have various categories of conversion factors applied to them in order to disclose these items at their balance sheet equivalents. These equivalent amounts are then also assigned risk weightings.

Rabobank's ratios

In millions of euros	2006	2005
Tier I and qualifying capital can be broken down as follows:		
Retained earnings and other reserves (note 29)	17,055	15,172
Payment on Rabobank Member Certificates and Trust Preferred Securities III to VI	(387)	(322)
Rabobank Member Certificates (note 30)	5,808	5,811
Trust Preferred Securities III to VI (note 31)	1,959	2,092
Trust Preferred Securities I and II (note 27)	1,329	1,483
	25,764	24,236
Part of minority interest treated as qualifying capital	1,711	749
Deductions	(1,084)	(125)
Tier I capital	26,391	24,860
Revaluation reserve	399	93
Deductions	(740)	(773)
Part of subordinated debt treated as qualifying capital	1,064	1,092
Qualifying capital	27,114	25,272
Risk-weighted assets	247,458	213,901
Ratios		
Core capital (Tier I ratio)	10.7	11.6
Qualifying capital (BIS ratio)	11.0	11.8

4 Risk exposure of financial instruments

4.1 Strategy for the use of financial instruments

Rabobank's activities are inherently related to the use of financial instruments, including derivative financial instruments. Rabobank accepts deposits from clients at fixed and variable rates of interest for a variety of terms and aims to earn above average interest margins on these deposits by investing them in high-quality assets. Rabobank also aims to increase these margins by consolidating short funds and loans for longer terms at higher interest rates, at the same time keeping sufficient liquid resources to meet all payments that might become due.

A further objective of Rabobank is to increase its interest rate margins by obtaining above-average margins, after deduction of provisions, and by granting loans to commercial and retail borrowers with various credit ratings. These risks apply not only to loans recognised on the balance sheet, but also to guarantees given by Rabobank such as letters of credit and performance and other guarantee documents.

Rabobank also trades in financial instruments when it takes positions in tradeable and unlisted instruments (OTCs), including derivative financial instruments, in order to profit from short-term movements on the share and bond markets and in exchange rates, interest rates and commodity prices.

4.2 Interest rate risk

Rabobank is exposed to the risk of effects from fluctuations in market interest rates on its financial position and cash flows. As a result of such unexpected movements, interest rate margins may rise or fall. The Executive Board sets limits for the size of the permitted mismatch resulting from interest rate adjustments. The mismatch situation is monitored daily and monthly reported to the respective risk management committees.

The following table gives a highly simplified picture of Rabobank's repayment schedule broken down by interest-rate type. It shows the carrying amounts of the assets and liabilities of Rabobank, classified by interest rate period or date of maturity. The schedule does not take into account assumptions about client behaviour. Assumptions regarding early repayment of mortgages are used for Rabobank's interest rate risk model. In addition, the model used for due to customers is a portfolio of money market and capital market items. The assumptions on behaviour have been agreed with De Nederlandsche Bank (the Dutch central bank). Moreover, the balance-sheet position is hedged with derivative financial instruments not included in the table.

Every quarter, reports generated by Rabobank's interest rate risk model are submitted to De Nederlandsche Bank.
The results of a stress scenario based on the assumption that the interest rate curve will make a 2% parallel shift upwards and downwards show that interest income will probably not fall by more than 1% in the first year. The expected limit for the second year is 3%.

In millions of euros	Within 1 month	1-3 months	3-12 months	1-5 years	More than 5 years	Non-interest-bearing	Total
At 31 December 2006							
Assets							
Cash and cash equivalents	713	-	4	-	-	913	1,630
Due from other banks	35,624	7,103	3,842	1,977	18	522	49,086
Trading financial assets	4,270	3,752	3,037	7,624	13,009	5,097	36,789
Other financial assets at fair value through profit and loss	4,060	3,759	124	1,285	11,889	351	21,468
Loans to customers	78,685	39,899	27,174	100,138	108,375	653	354,924
Available-for-sale financial assets	2,522	4,284	4,285	12,357	25,365	148	48,961
Held-to-maturity financial assets	-	180	468	816	25	-	1,489
Other assets (incl. current tax assets)	2,353	517	881	218	209	6,007	10,185
Total assets	128,227	59,494	39,815	124,415	158,890	13,691	524,532
Liabilities							
Due to other banks	52,419	44,604	12,190	3,177	1,166	88	113,644
Due to customers	176,117	10,105	4,692	10,322	12,228	2,435	215,899
Debt securities in issue	35,275	38,599	13,874	28,797	11,429	92	128,066
Other debts (incl. current tax liabilities)	3,737	1,120	825	88	115	4,936	10,821
Other financial liabilities at fair value though profit and loss	2,925	6,330	7,535	4,422	5,058	-	26,270
Subordinated debt	986	15	-	63	1,379	7	2,450
Total liabilities	271,459	100,773	39,116	46,869	31,375	7,558	497,150
Interest rate sensitivity gap	(143,232)	(41,279)	699	77,546	127,515	6,133	27,382

In millions of euros	Within 1 month	1-3 months	3-12 months	1-5 years	More than 5 years	Non-interest-bearing	Total
At 31 December 2005							
Assets							
Cash and cash equivalents	896	-	6	-	-	2,021	2,923
Due from other banks	32,976	13,847	3,902	542	1,343	455	53,065
Trading financial assets	5,333	2,991	3,836	12,645	9,564	4,642	39,011
Other financial assets at fair value through profit and loss	6	2	104	4,532	10,344	2,461	17,449
Loans to customers	72,123	34,815	36,572	92,737	67,352	852	304,451
Available-for-sale financial assets	4,110	11,365	4,333	13,596	14,866	374	48,644
Held-to-maturity financial assets	115	115	635	1,019	24	-	1,908
Other assets (incl. current tax assets)	533	854	470	162	64	4,223	6,306
Total assets	116,092	63,989	49,858	125,233	103,557	15,028	473,757
Liabilities							
Due to other banks	54,504	42,462	6,871	3,937	1,020	955	109,749
Due to customers	164,902	8,912	3,503	3,303	3,496	2,311	186,427
Debt securities in issue	27,075	41,166	15,710	25,294	6,745	2	115,992
Other debts (incl. current tax liabilities)	782	906	1,077	49	133	4,402	7,349
Other financial liabilities at fair value through profit and loss	3,875	5,438	7,174	1,432	5,581	344	23,844
Subordinated debt	1,001	13	-	64	1,534	33	2,645
Total liabilities	252,139	98,897	34,335	34,079	18,509	8,047	446,006
Interest rate sensitivity gap	(136,047)	(34,908)	15,523	91,154	85,048	6,981	27,751

The table below provides a summary of the average effective interest rates at 31 December for monetary financial instruments denominated in major currencies.

	EUR	GBP	USD	AUD	Other
	%	%	%	%	%
At 31 December 2006					
Assets					
Cash and cash equivalents	0.50	5.71	-	-	0.04
Due from other banks	4.37	4.79	5.81	1.37	3.33
Trading financial assets	3.09	5.03	4.75	5.36	1.16
Loans to customers	4.89	6.11	4.64	7.17	6.90
Available-for-sale financial assets	3.68	5.73	3.65	3.82	1.19
Held-to-maturity financial assets	3.45	-	-	-	-
Liabilities					
Due to other banks	3.22	4.67	5.53	4.77	3.55
Due to customers	2.43	5.64	4.97	8.34	3.40
Debt securities in issue	3.81	4.63	3.30	5.65	4.30
Other debts	3.87	-	2.59	-	-

	EUR	GBP	USD	AUD	Other
	%	%	%	%	%
At 31 December 2005					
Assets					
Cash and cash equivalents	2.08	4.64	3.48	-	0.07
Due from other banks	2.81	4.72	3.80	5.85	1.16
Trading financial assets	2.78	5.26	3.08	4.22	2.02
Loans to customers	4.86	5.80	5.04	7.05	6.23
Available-for-sale financial assets	3.46	5.25	3.48	6.19	1.70
Held-to-maturity financial assets	3.37	-	-	-	-
Liabilities					
Due to other banks	2.66	4.59	3.49	5.54	2.63
Due to customers	2.21	4.71	3.16	5.16	4.34
Debt securities in issue	2.23	4.85	2.44	5.89	4.18
Other debts	3.90	-	2.65	-	-

4.3 Credit risk

The credit risk exposure is the loss that Rabobank would suffer if a counterparty or issuer were to default on all its contractual obligations. Credit risk is inherent in traditional banking products. Positions in tradeable assets such as bonds and shares are also subject to credit risk. Rabobank is exposed to credit risks. Credit risk is defined as the risk that a counterparty will be unable to make payments in full when they become due. Rabobank controls the size of its credit risk exposure by limiting the amount at risk in relation to a borrower, or a group of borrowers, and to countries. These risks are monitored cyclically and are subject to regular assessment. Rabobank uses an escalating authorisation system to make decisions on individual loans. Immediately below the Executive Board, the system takes the form of loan committees; at lower levels, assessments undergo a review by a four-eyes-principle.

Credit risks are managed by regularly analysing the financial capacity of borrowers and potential borrowers to pay the amounts they owe in interest and principal and by adjusting their credit limits as necessary. Credit risks are also partly managed through the use of covenants and/or the provision of security and business and personal guarantees. The credit risk exposure relating to each individual borrower is further restricted by the use of sub-limits to hedge amounts at risk, not all of which are disclosed on the balance sheet, and the use of daily delivery risk limits for trading items such as forward currency contracts. Most actual risks are assessed daily against the limits.

Approximately 51% of Rabobank's total loan portfolio represents loans to private customers (mainly mortgages) who have an extremely low risk profile. The remainder is a highly varied portfolio of loans to business clients in the Netherlands and abroad. The proportion of the total loan portfolio attributable to the food & agri sector was 16% in 2006. The proportion of the loan portfolio relating to trade, industry and services was 33% at year-end 2006 and is spread over a large number of clients in many sectors, mainly in industrialised countries.

The proposed BIS II regulations for credit risk distinguish between the standard approach and an approach based on internal ratings. The latter approach analyses the cause of actual losses in past years in order to calculate the risk of a borrower defaulting on his contractual obligations when a payment becomes due. The internal method distinguishes between a basic method and a more advanced method.

4.3.1 Loans

Apart from due from other banks (49 billion, or 9% of total assets), Rabobank's only significant risk concentration is in the private sector lending, which accounts for 47% of all loans to customers. Loans to trade, industry and services and loans to the food & agri sector are both spread over a wide range of industries. None of them represents more than 10% of the total client loan portfolio.

In millions of euros	2006		2005	
Total loans to customers	354,924		304,451	
of which:				
to government clients	3,093		1,053	
securities transactions due from government clients	-		1,459	
securities transactions due from private sector lending	28,396		22,025	
interest rate hedges (hedge accounting)	(675)		1,819	
Private sector lending	324,110		278,095	
This can be broken down geographically as follows:				
The Netherlands	243,833	76%	218,363	78%
Other countries in the EU zone	31,784	10%	24,681	9%
North America	28,707	9%	18,391	7%
Latin America	4,159	1%	3,620	1%
Asia	3,863	1%	2,764	1%
Australia	10,938	3%	10,219	4%
Other countries	826	0%	57	0%
Total	324,110	100%	278,095	100%
Risk spread in the loan portfolio can be broken down by business segment as follows:				
Private individuals	166,114	51%	146,512	53%
Trade, industry and services	105,499	33%	83,340	30%
Food & agri	52,497	16%	48,243	17%
Total	324,110	100%	278,095	100%

4.3.2 Derivative financial instruments

Rabobank sets strict limits for open positions, in amounts as well as in terms. If ISDA (International Swaps and Derivatives Association) standards apply or a master agreement including equivalent terms has been concluded with the counterparty and the jurisdiction of the counterparty permits setting off, the open position is monitored. The amount exposed to credit risk is limited in each case to the fair value of the transactions plus an uplift for potential future risks for Rabobank (at the 97.5% confidence level). Regarding derivative financial instruments, this is only a fraction of the notional amount at which the open transactions are disclosed. This credit risk is managed as part of the general lending limits for clients. Substantial amounts of security or other guarantees are given for Rabobank's credit risk exposures in relation to these transactions.

The credit risk exposure represents the current fair value of all open derivative contracts showing a gain, taking into account master netting agreements enforceable by law.

Contract repayment date							
In millions of euros	On demand	Less than 3 months	3 months to 1 year	1-5 years	More than 5 years	No repayment date	Total
At 31 December 2006							
Liabilities							
Due to other banks	5,639	88,561	13,574	4,181	1,637	52	113,644
Due to customers	145,027	39,422	4,918	10,291	13,205	3,036	215,899
Debt securities in issue	2,028	49,406	15,887	42,156	18,581	8	128,066
Derivative financial instruments and other trade liabilities	624	2,738	2,553	9,438	11,309	32	26,694
Other debts (incl. current tax liabilities)	3,884	1,467	921	104	142	4,303	10,821
Other financial liabilities at fair value through profit and loss	4	333	1,693	7,252	16,988	-	26,270
Subordinated debt	-	-	-	63	2,380	7	2,450
Total liabilities	157,206	181,927	39,546	73,485	64,242	7,438	523,844
Net liquidity surplus/(deficit)	(116,880)	(95,444)	943	22,869	192,491	15,701	19,680
At 31 December 2005							
Total assets:	24,866	105,234	32,362	92,078	231,808	11,544	497,892
Total liabilities:	154,113	175,598	27,670	60,884	52,870	6,053	477,188
Net liquidity surplus/(deficit)	(129,247)	(70,364)	4,692	31,194	178,938	5,491	20,704

The above breakdowns were compiled on the basis of contract information, without taking into account the way the different balance sheet items change in practice. This is taken into account, however, for the day-to-day management of the liquidity risk. The regulations of the supervisory authority are also factored in. In relation to the liquidity criteria of De Nederlandsche Bank, Rabobank had a substantial liquidity surplus at 31 December 2006 and throughout 2006.

The terms of assets and liabilities and the ability to replace interest-bearing liabilities at acceptable costs when they fall due are major factors in assessing Rabobank's liquidity position and its exposure to movements in interest and exchange rates.

The liquidity requirements to meet payments under guarantees and stand-by letters of credit are substantially lower than the size of the liabilities, as Rabobank does not generally expect that the third party to such an arrangement will withdraw its resources. The total open position relating to contractual obligations to provide credit does not necessarily represent Rabobank's future cash resource needs, as many of these obligations will lapse or terminate without financing being required.

4.6 Market risk

Rabobank is exposed to market risk. A market risk arises on open positions in relation to interest rates, currencies and share-based products, all of which are subject to general and specific market movements. Rabobank employs a value-at-risk (VaR) method to estimate the market risk of positions it holds and the maximum expected losses. The method requires a number of assumptions to be made for different changes in market conditions. The Executive Board sets limits for the acceptable risks and these are monitored on a daily basis.

The criterion for the daily value that may be exposed to risk (VaR) is an estimate, at the 97.5% confidence level, of the potential losses that could occur when the existing positions are held unchanged for one trading day. The value for the criterion is selected in such way that daily losses exceeding the VaR should not occur more than once in 40 days on average. The actual results are assessed regularly to verify the validity of the assumptions, parameters and factors used in calculating the VaR.

As the VaR is an integral part of Rabobank's risk management processes for dealing with market risk, VaR limits are set for all trading activities. The actual exposures in relation to the limits together with a consolidated group VaR is tracked each day by management. The average daily VaR for Rabobank was 24 in 2006 (2005: 19). The highest and lowest VaR reported during the year were 30 (25) and 19 (14) respectively. This approach does not prevent losses exceeding these limits in the event of dramatic market swings.

4.7 Fair value of financial assets and liabilities

The table below shows the fair values of financial instruments based on the stated valuation methods and assumptions. This table is included because not all financial instruments are disclosed in the financial statements at fair value. The fair value is the amount for which an asset could be exchanged or a liability settled between two knowledgeable and willing parties in an arm's length transaction.

We use the market price as fair value if an active market exists (such as a stock market), as this is the best measure of the fair value of a financial instrument. However, market prices are not available for a large number of the financial assets and liabilities that Rabobank holds or issues. Hence, for financial instruments for which no market prices are available, the fair values shown in the table below have been estimated using the present value or the results of other estimation and valuation methods, based on the market conditions at the balance sheet date. The values produced using these methods are highly sensitive to the underlying assumptions used for the amounts as well as for the timing of future cash flows and the discount rates. The following methods and assumptions have been used:

Cash and cash equivalents: The fair value of cash and cash equivalents is assumed to be almost equal to their carrying amount. This assumption is also used for highly liquid investments and the current component of all other financial assets and liabilities.

Due from other banks: Due from other banks comprise interbank placings and items to be collected. The fair values of floating rate placings and overnight deposits are their carrying amounts. The estimated fair value of fixed-interest deposits are based on the present value of the cash flows, calculated using appropriate money market interest rates for debts with comparable credit risks and terms to maturity.

Financial assets and derivative financial instruments held for trading: Financial assets and derivative financial instruments held for trading are carried at fair value based on available quoted market prices. If quoted market prices are not available, the fair value is estimated from appropriate discounted cash-flow models and option valuation models.

Other financial assets at fair value through profit and loss: These financial assets are carried at fair value based on quoted prices in active markets if available. If not, they are estimated from comparable assets on the market, or using valuation methods, including appropriate discounted cash-flow models and option valuation models.

Loans to customers: The fair value of issued loans is estimated from the present value of the cash flows, using current market rates for similar loans. For variable-interest loans that are reviewed regularly and do not vary significantly in terms of credit risk, the fair value is based on the carrying amount until maturity.

Available-for-sale financial assets and held-to-maturity financial assets: Available-for sale financial assets and held-to-maturity financial assets are carried at fair value based on available quoted market prices. If quoted market prices are not available, the fair value is estimated from appropriate discounted cash-flow models and option valuation models.

Other financial assets: For almost all other financial assets, the carrying amount is a good approximation of the fair value.

Due to other banks: Due to other banks comprise interbank placings, items to be delivered and deposits. The fair values of floating rate placings and overnight deposits are their carrying amounts. The estimated fair value of fixed-interest deposits is based on the present value of the cash flows, calculated using ruling money market interest rates for debts with comparable credit risks and terms to maturity.

Trade liabilities: The fair value of trade liabilities is based on available quoted market prices. If quoted market prices are not available, the fair value is estimated from valuation models (such as discounted cash-flow models).

Other financial liabilities at fair value through profit and loss: The fair value of these liabilities is based on available quoted market prices. If quoted market prices are not available, the fair value is estimated from appropriate discounted cash-flow models and option valuation models. Other financial liabilities classified at fair value through profit and loss are immune to changes in Rabobank's credit rating.

Due to customers: Due to customers include current accounts and deposits. The fair value of savings and current accounts that have no specific termination date is assumed to be the amount payable on demand at the balance sheet date, i.e. their carrying amount at that date. The fair value of the deposits is estimated from the present value of the cash flows, based on current bid rates of interest for similar arrangements with terms to maturity that match the items to be measured. The carrying amount of variable-interest deposits is a good approximation to their fair value at the balance sheet date.

Debt and other instruments issued by Rabobank: The fair value of these instruments is calculated using quoted market prices. For notes for which no quoted market prices are available, a discounted cash flow model is used, based on a current yield curve appropriate for the term to maturity.

Other debts: The fair value of loans is estimated from the present value of the cash flows, based on current market rates for similar loans with terms to maturity that match the outstanding terms of the loans to be measured.

Off-balance-sheet instruments for obligations or guarantees: The fair value of off-balance-sheet instruments for obligations or guarantees is based on current fees for entering into such arrangements, taking into account the outstanding terms of the agreements and the creditworthiness of the counterparties.

		2006		2005
In millions of euros	Carrying amount	Fair value	Carrying amount	Fair value
Assets				
Cash and cash equivalents	1,630	1,630	2,923	2,946
Due from other banks	49,086	48,962	53,065	52,919
Trading financial assets	36,789	36,789	39,011	39,011
Other financial assets at fair value through profit and loss	21,468	21,468	17,449	17,449
Derivative financial assets	18,992	18,992	24,135	24,135
Loans to customers	354,924	355,312	304,451	311,417
Available-for-sale financial assets	48,961	48,961	48,644	48,644
Held-to-maturity financial assets	1,489	1,562	1,908	2,054
Total assets	533,339	533,676	491,586	498,575
Liabilities				
Due to other banks	113,644	113,200	109,749	108,721
Due to customers	215,899	215,977	186,427	185,514
Debt securities in issue	128,066	127,469	115,992	116,227
Derivatives and other trade liabilities	26,694	26,694	31,182	31,182
Other financial liabilities at fair value through profit and loss	26,270	26,270	23,844	23,844
Subordinated debt	2,450	2,454	2,645	2,573
Total liabilities	513,023	512,064	469,839	468,061

The above stated figures represent the best possible estimates by management, based on a range of methods and assumptions. If a quoted market price is available, this is the best estimate of fair value. If no quoted market prices are available for fixed-term securities, equity instruments, derivative financial instruments and commodity instruments, Rabobank bases the fair value on the present value of the future cash flows, discounted at market rates corresponding to the credit ratings and terms to maturity of the investments. Alternatively, a model-based price can be used to determine a suitable fair value.
Rabobank's policy is to have all models used for valuing financial instruments validated by expert staff who are independent of the staff who determine the fair values of the financial instruments.

In determining market or fair values, various factors have to be considered, such as the time value of money, volatility, underlying options, warrants and derivative financial instruments. Other factors are liquidity and the creditworthiness of the counterparty. Modifications to assumptions might affect the fair value of held-for-sale and available-for-sale financial assets and liabilities.

The table below summarizes the valuation methods used in determining the fair value of financial assets and liabilities except from current financial instruments, receivables and payables arising in the normal course of business. Due to the relatively short time between their initial recognition and expected realisation, the carrying amounts of these items are a good approximation of their fair values.

Measurement of financial instruments

In millions of euros	2006 Fair value	%	2005 Fair value	%
At 31 December				
Quoted market prices	163,298	16	209,542	22
Valuation methods based on assumptions fully supported by demonstrable market prices or rates	882,442	84	757,094	78

4.8 Trust activities

Rabobank provides fiduciary, trustee, corporate accounting, and asset management services, as well as advisory services to third parties, as part of which it has to make decisions on the allocation, purchase and sale of a wide variety of financial instruments. Assets held in connection with fiduciary activities are not disclosed in these financial statements. For some of the arrangements, Rabobank has agreed to achieve yield targets for the assets under its management. With these services, Rabobank could be exposed to the risk of being held liable for inadequate management or performance.

5 Business segments

The business segments the Rabobank uses in its reporting are defined from a management viewpoint. This means they are the segments reviewed as part of Rabobank's strategic management and for the purpose of making business decisions. Rabobank distinguishes five major business segments: Domestic retail banking, Wholesale and international retail banking, Asset management and investment, Leasing and Real Estate.

The 'domestic retail banking' business segment covers mainly the core activities of the local Rabobanks and Obvion. Wholesale banking services are focused on the food & agri business, Telecom, Media & Internet and Trade & Commodity Finance. Rabobank's international retail activities are developed in the regions Europe, North and South America, Australia and New Zealand, as well as Asia. In addition, clients are served via three Internet banks. Rabobank's asset management core activities are administered by Robeco Group, Bank Sarasin, Schretlen & Co and Alex Beleggersbank, and its leasing activities are covered by De Lage Landen. De real estate division, under its new name Rabo Bouwfonds, includes FGH Bank, Rabo Vastgoed and parts of Bouwfonds.

The other business activities of Rabobank comprise a variety of segments, none of which requires separate reporting. Inter-segment transactions are conducted in accordance with normal commercial terms and market conditions. No other material income or expense items arise between business segments. The assets and liabilities of a segment comprise operating assets and operating liabilities, in other words, a substantial part of the balance sheet, but excluding items relating to tax.

The accounting policies used for segment reporting are the same as those described in the section on the main accounting policies used in preparing the consolidated financial statements.

In millions of euros	Domestic retail banking	Wholesale banking and international retail banking	Asset management and investment	Leasing	Real Estate	Other*	Total
For the year ended 31 December 2006							
External income	7,731	1,582	894	1,304	492	(1,954)	10,049
Income from other segments	(2,180)	1,040	(58)	(462)	(248)	1,908	-
Total income	5,551	2,622	836	842	244	(46)	10,049
Segment expense	4,016	1,820	551	571	100	279	7,337
Operating profit before tax	1,535	802	285	271	144	(325)	2,712
Income tax expense	444	115	62	65	40	(359)	367
Net profit for the year	1,091	687	223	206	104	34	2,345
Business unit assets	242,380	403,554	18,894	24,765	17,069	(153,457)	553,205
Investments in associates	12	460	11	11	56	2,700	3,250
Total assets	242,392	404,014	18,905	24,776	17,125	(150,757)	556,455
Business unit liabilities	226,552	394,688	17,238	22,670	16,377	(150,447)	527,078
Total liabilities	226,552	394,688	17,238	22,670	16,377	(150,447)	527,078
Additions to property and equipment	142	48	8	2,855	195	12	3,260
Depreciation and amortisation including amortisation of software	152	51	11	21	3	103	341
Value adjustments	139	234	-	77	(1)	1	450

* Including elimination between segments for profit and loss account.

In millions of euros	Domestic retail banking	Wholesale banking and international retail banking	Asset management and investment	Leasing	Real Estate	Other*	Total
For the year ended 31 December 2005							
External income	7,719	1,399	784	1,073	302	(1,914)	9,363
Income from other segments	(2,288)	827	(66)	(354)	(152)	2,033	-
Total income	5,431	2,226	718	719	150	119	9,363
Segment expense	3,910	1,536	468	484	42	319	6,759
Operating profit before tax	1,521	690	250	235	108	(200)	2,604
Income tax expense	497	117	76	57	30	(256)	521
Net profit for the year	1,024	573	174	178	78	56	2,083
Business unit assets	219,777	368,147	14,179	20,757	9,101	(128,359)	503,602
Investments in associates	15	215	154	4	18	2,565	2,971
Total assets	219,792	368,362	14,333	20,761	9,119	(125,794)	506,573
Business unit liabilities	205,141	359,787	13,546	19,262	8,496	(126,008)	480,224
Total liabilities	205,141	359,787	13,546	19,262	8,496	(126,008)	480,224
Additions to property and equipment	115	40	16	10	4	222	407
Depreciation and amortisation including amortisation of software	164	40	13	15	1	98	331
Value adjustments	175	259	-	92	1	(10)	517

* Including elimination between segments for profit and loss account.

In millions of euros	Assets	Liabilities	Income from external clients	Additions to property, equipment and intangible assets	Contingent liabilities and obligations (including revocable commitments)
At 31 December 2006					
The Netherlands	341,455	328,832	9,634	2,257	48,834
Other countries in the EU zone	29,373	14,010	1,069	864	4,710
Rest of Europe (excl. EU zone)	73,952	64,063	802	34	8,186
North America	72,168	82,005	424	203	9,174
Latin America	5,363	2,370	298	1	692
Asia	8,145	14,901	19	1	2,413
Australia	25,999	18,467	226	78	3,528
Other and consolidation effects	-	2,430	(2,423)	570	-
Total	556,455	527,078	10,049	4,008	77,537

In millions of euros	Assets	Liabilities	Income from external clients	Additions to property, equipment and intangible assets	Contingent liabilities and obligations (including revocable commitments)
At 31 December 2005					
The Netherlands	310,308	304,064	8,785	311	44,285
Other countries in the EU zone	24,092	9,764	907	(15)	4,326
Rest of Europe (excl. EU zone)	77,272	65,375	723	9	6,333
North America	56,133	72,615	407	69	9,599
Latin America	4,612	2,081	232	5	367
Asia	7,869	13,861	(32)	2	1,524
Australia	26,268	12,795	229	5	2,464
Other and consolidation effects	19	(331)	(1,888)	21	-
Total	506,573	480,224	9,363	407	68,898

6 Cash and cash equivalents

In millions of euros	2006	2005
Cash	870	675
Money market loans	39	67
Deposits at central banks other than mandatory reserve deposits	355	1,723
Cash and cash equivalents	1,264	2,465
Mandatory reserve deposits at central banks	366	458
Total cash and cash equivalents	1,630	2,923

Mandatory reserve deposits consist of deposits with De Nederlandsche Bank (the Dutch central bank) required under its minimum reserve policy. These deposits are not available to Rabobank for use in its daily business activities.

7 Due from other banks

In millions of euros	2006	2005
Deposits with other banks	10,965	13,387
Assets transferred under repurchase transactions	35,790	36,759
Loans	2,362	2,983
Other	17	-
Less: value adjustments	(48)	(64)
Total due from other banks	49,086	53,065
Breakdown of value adjustments		
At 1 January	64	62
Additional value adjustment to due from other banks	3	6
Reversal of value adjustment to due from other banks	(26)	(5)
Value adjustments	(23)	1
Amounts written off during the year	-	-
Other changes	7	1
At 31 December	48	64

8 Trading financial assets

	2006			2005		
In millions of euros	Listed	Unlisted	Total	Listed	Unlisted	Total
Purchased loans	-	2,059	2,059	-	2,255	2,255
Short-term government securities	187	543	730	275	-	275
Government bonds	5,050	112	5,162	10,436	262	10,698
Other debt securities	19,408	216	19,624	15,828	793	16,621
Equity instruments	3,860	1,882	5,742	2,349	2,342	4,691
Other financial assets	3,410	62	3,472	4,211	260	4,471
Total	31,915	4,874	36,789	33,099	5,912	39,011

9 Other financial assets at fair value through profit and loss

	2006			2005		
In millions of euros	Listed	Unlisted	Total	Listed	Unlisted	Total
Short-term government securities	-	42	42	-	41	41
Government bonds	170	141	311	794	299	1,093
Other debt securities	13,426	16	13,442	11,021	173	11,194
Venture capital	4	281	285	4	221	225
Equity instruments	3,460	2,346	5,806	2,236	2,578	4,814
Other financial assets	1,571	11	1,582	75	7	82
Total	18,631	2,837	21,468	14,130	3,319	17,449

10 Derivative financial instruments and other trade liabilities

10.1 Types of derivative instruments used by Rabobank

Forward currency and interest rate contracts are contractual obligations to receive or pay a net amount based on movements in exchange or interest rates, or to purchase or sell foreign currency or a financial instrument on a future date at a fixed specified price in an organised financial market. As collateral for forward contacts is provided in the form of cash, cash equivalents or marketable securities, and movements in the value of forward contracts are settled daily, the credit risk is negligible.

Forward rate agreements are individually agreed forward interest rate contracts under which the difference between a contractually agreed interest rate and the market rate on a future date has to be settled in cash, based on a notional principal amount.

Currency and interest rate swaps are commitments to exchange one set of cash flows for another. Swaps entail an economic exchange of currencies or interest rates (such as a fixed rate for one or more variable rates, or a combination i.e., a cross-currency swap). Except for certain currency swaps, there is no transfer of the principal amount. The credit risk exposure of Rabobank represents the potential cost of replacing the swaps if the counterparties default. The risk is monitored continuously against current fair value, a portion of the notional amount of the contracts and the liquidity of the markets. As part of the credit risk management process, Rabobank employs the same methods for evaluating counterparties as it does for lending activities.

Currency and interest rate options are contracts under which the seller (known as the writer) gives the buyer (known as the holder) the right, entailing no obligation, to purchase (in the case of a call option) or sell (in the case of a put option) a specific amount of foreign currency or a specific financial instrument on or before an agreed date or during an agreed period at a price set in advance. As consideration for accepting the currency or interest rate risk, the writer receives a payment (known as a premium) from the holder. Options are traded on exchanges or between Rabobank and clients (OTC). Rabobank is exposed to credit risks only as option holder and only up to the carrying amount, which is equal to the fair value in this case.

Credit default swaps (CDSs) are instruments by means of which the seller of a CDS agrees to pay the buyer an amount equal to the loss that would be incurred by holding an underlying reference asset if a specific credit event were to occur (i.e. the materialisation of a risk). The buyer is under no obligation to hold the underlying reference asset. The buyer pays the seller a credit protection fee expressed in basis points, with the size of the fee depending on the credit spread of the reference asset.

10.2 Derivative financial instruments issued or held for trading

Rabobank trades in financial instruments to take positions in tradeable or OTC instruments, including derivative financial instruments, so that it can profit from short-term movements on share and bond markets and in exchange and interest rates. For this type of trading, Rabobank sets risk limits relating to market positions at the end of the day (overnight trades) as well as during the day (intraday trades). Apart from specific hedging rules, the currency and interest rate risks associated with these derivative financial instruments are usually offset by taking counter positions in order to manage the volatility in the net cash or cash equivalent amounts needed to liquidate the market positions.

Derivative financial instruments held as hedges

Rabobank concludes various derivative contracts that are intended as fair value, cash flow or net investment hedges, and which accordingly qualify as such. Rabobank also concludes derivative contracts as hedges against economic risks. It does not apply hedge accounting to these contracts.

Fair value hedges

Most of Rabobank's fair value hedges are interest rate and cross currency swaps that provide protection against a potential decrease in the fair value of fixed-interest financial assets or a potential increase in the fair value of clients' time deposits in local as well as foreign currencies. The net fair value of these swaps at 31 December 2006 was -287 (2005: -3,757).

Rabobank hedges part of its currency risk exposure relating to available-for-sale shares with fair value hedges in the form of currency futures contracts. The net fair value of these forward currency contracts at 31 December 2006 was -467 (2005: -7).

For the year ended 31 December 2006, Rabobank recognised a gain of 26 (2005: loss of 26) on the portion of the fair value hedges classified as ineffective.

Cash flow hedges

Rabobank makes almost no use of cash flow hedges.

Net investment hedges

Rabobank uses forward currency contracts to hedge part of the translation risk on net investments in foreign entities. At 31 December 2006, forward contracts with a total notional amount of 3,138 (2,922) were classified as net investment hedges. These contracts produced gains totalling 115 (2005: losses169), which were recognised in equity. No deductions from equity were made during the year (0).

10.3 Notional amount and fair value

Although the notional amount of certain types of financial instruments provides a basis for comparing instruments that are included on the balance sheet, it does not necessarily represent the related future cash flows or the fair values of the instruments. Hence, it does not represent the exposure of Rabobank to credit or exchange risks. The notional amount is the value of the underlying asset or reference rate or index of a derivative financial instrument and forms the basis for measuring changes in the value of such instruments. It provides an indication of the volume of transactions executed by Rabobank; it is not a measure of risk exposure, however. Some derivative financial instruments are standardised in terms of notional amount or settlement date, having been designed for trading on active markets (i.e. on stock exchanges). Others are specifically constructed for individual clients and not for trading on an exchange, even though they can be traded at prices negotiated by buyers and sellers (OTC instruments).

A positive fair value represents the cost for Rabobank to replace all contracts on which it will be entitled to receive payment. Replacement would apply in the event of all counterparties remaining in default. This is the standard method in the industry for calculating the current credit risk exposure. A negative fair value represents the cost for Rabobank to replace all contracts on which it will have to make payment. Replacement would apply in the event of Rabobank remains in default. The total of positive fair values and the total of negative fair values are disclosed separately in the balance sheet. Derivative financial instruments are favourable (if passive) or not favourable (if not passive) as a result of swings in market or exchange rates in relation to their contract values. The total contract or notional amount of derivative financial instruments held, the degree to which these instruments are favourable or not favourable, and hence the total fair value of the derivative financial assets and liabilities can sometimes fluctuate significantly.

The table below shows the notional amounts and the positive and negative fair values of Rabobank's derivative contracts (including those relating to closed derivative positions / embedded derivative financial instruments).

In millions of euros	Contract/ Notional amount	Fair value Assets	 Liabilities
At 31 December 2006			
Derivative financial instruments held for trading	2,135,191	17,751	20,373
Derivative financial instruments held as hedges	58,450	1,241	1,995
Short positions shares and bonds	-	-	4,326
Total derivative financial assets/liabilities recognised	2,193,641	18,992	26,694
Derivative financial instruments held for trading			
Currency derivative financial instruments			
Unlisted tradeable contracts (OTC)			
Forward currency contracts	48,298	691	787
Currency swaps	166,559	2,719	3,972
Currency options	5,083	44	42
Listed tradeable contracts			
Currency futures	620	-	
Options	-	5	16
Total currency derivative financial instruments	220,560	3,459	4,817
Interest rate derivative financial instruments			
Unlisted tradeable contracts (OTC)			
Interest rate swaps	1,441,122	10,400	11,754
Cross-currency interest rate swaps	675	81	102
Forward rate agreements	87,759	50	29
Interest rate options	145,447	1,547	1,526
Total OTC contacts	1,675,003	12,078	13,411

In millions of euros	Contract/ Notional amount	Fair value Assets	Liabilities
At 31 December 2006			
Listed tradeable contracts			
Interest rate swaps	171,007	8	5
Total interest rate derivative financial instruments	1,846,010	12,086	13,416
Credit derivative financial instruments			
Credit default swaps	31,657	292	336
Total return swaps	19,571	135	223
Total credit derivative financial instruments	51,228	427	559
Equity instruments/index derivative financial instruments			
Unlisted tradeable contracts (OTC)			
Options	8,110	1,114	1,581
Listed tradeable contracts			
Futures	722	-	-
Options	6,336	584	-
Total equity instruments/index derivative financial instruments	15,168	1,698	1,581
Other derivative financial instruments	2,225	81	-
Total derivative financial assets/liabilities held for trading	2,135,191	17,751	20,373
Derivative financial instruments held as hedges			
Derivative financial instruments classified as fair value hedges			
Currency swaps	4,446	31	498
Interest rate swaps	53,679	1,193	1,474
Cross-currency interest rate swaps	325	17	23
Total derivative financial instruments classified as fair value hedges	58,450	1,241	1,995
Derivative financial instruments classified as cash flow hedges			
Interest rate swaps	-	-	-
Total derivative financial assets/liabilities classified as hedges	58,450	1,241	1,995

In millions of euros	Contract/ Notional amount	Fair value Assets	Liabilities
At 31 December 2005			
Derivative financial instruments held as hedges			
Derivative financial instruments classified as fair value hedges			
Forward currency contracts	51	-	-
Currency swaps	1,129	-	7
Interest rate options	5,536	-	-
Interest rate swaps	29,762	448	3,951
Cross-currency interest rate swaps	7,246	98	352
Total derivative financial instruments classified as fair value hedges	43,724	546	4,310
Derivative financial instruments classified as cash flow hedges			
Interest rate swaps	36	1	-
Total derivative financial instruments classified as cash flow hedges	36	1	-
Total derivative financial assets/liabilities held as hedges	43,760	547	4,310

11 Loans to customers

In millions of euros	2006	2005
Loans initiated by Rabobank:		
Loans to government clients:		
Leasing	474	7
Other	2,619	1,046
Receivables relating to securities transactions	-	1,459
Loans to private clients:		
Overdrafts	9,098	9,280
Mortgages	221,037	200,701
Leasing	15,943	14,472
Receivables relating to securities transactions	28,396	22,025
Other	79,606	57,818
Gross loans to customers	357,173	306,808
Less: changes in loans to customers	(2,249)	(2,357)
Total loans to customers	354,924	304,451

In millions of euros	Contract/ Notional amount	Fair value Assets	Liabilities
At 31 December 2006			
Listed tradeable contracts			
Interest rate swaps	171,007	8	5
Total interest rate derivative financial instruments	1,846,010	12,086	13,416
Credit derivative financial instruments			
Credit default swaps	31,657	292	336
Total return swaps	19,571	135	223
Total credit derivative financial instruments	51,228	427	559
Equity instruments/index derivative financial instruments			
Unlisted tradeable contracts (OTC)			
Options	8,110	1,114	1,581
Listed tradeable contracts			
Futures	722	-	-
Options	6,336	584	-
Total equity instruments/index derivative financial instruments	15,168	1,698	1,581
Other derivative financial instruments	2,225	81	-
Total derivative financial assets/liabilities held for trading	2,135,191	17,751	20,373
Derivative financial instruments held as hedges			
Derivative financial instruments classified as fair value hedges			
Currency swaps	4,446	31	498
Interest rate swaps	53,679	1,193	1,474
Cross-currency interest rate swaps	325	17	23
Total derivative financial instruments classified as fair value hedges	58,450	1,241	1,995
Derivative financial instruments classified as cash flow hedges			
Interest rate swaps	-	-	-
Total derivative financial assets/liabilities classified as hedges	58,450	1,241	1,995

In millions of euros	Contract/ Notional amount	Fair value Assets	Fair value Liabilities
At 31 December 2005			
Derivative financial instruments held for trading	2,029,668	23,588	23,77[illegible]
Derivative financial instruments held as hedges	43,760	547	4,310
Short positions shares and bonds	-	-	3,101
Total derivative financial assets/liabilities recognised	2,073,428	24,135	31,182
Derivative financial instruments held for trading			
Currency derivative financial instruments			
Unlisted tradeable contracts (OTC)			
Forward currency contracts	219,249	2,497	2,493
Currency swaps	4,326	362	424
Currency options	6,871	6	7
Listed tradeable contracts			
Options	51	-	7
Total currency derivative financial instruments	230,497	2,865	2,931
Interest rate derivative financial instruments			
Unlisted tradeable contracts (OTC)			
Interest rate swaps	1,128,741	14,582	15,500
Cross-currency interest rate swaps	63,340	2,040	1,383
Forward rate agreements	209,925	45	55
Interest rate options	120,935	1,688	1,738
Total OTC contracts	1,522,941	18,355	18,676

In millions of euros	Contract/ Notional amount	Fair value Assets	Liabilities
At 31 December 2005			
Listed tradeable contracts			
Interest rate futures	226,942	7	13
Total interest rate derivative financial instruments	1,749,883	18,362	18,689
Credit derivative financial instruments			
Credit default swaps	25,452	398	321
Total return swaps	14,311	151	126
Total credit derivative financial instruments	39,763	549	447
Precious metal contracts			
Unlisted tradeable contracts (OTC)			
Forward contracts	4	-	-
Total precious metal contracts	4	-	-
Equity instruments/index derivative financial instruments			
Unlisted tradeable contracts (OTC)			
Options	6,383	71	1,704
Listed tradeable contracts			
Futures	168	-	-
Options	2,927	1,656	-
Total equity instruments/index derivative financial instruments	9,478	1,727	1,704
Other derivative financial instruments	43	85	-
Total derivative financial assets/liabilities held for trading	2,029,668	23,588	23,771

In millions of euros	Contract/ Notional amount	Fair value	
		Assets	Liabilities
At 31 December 2005			
Derivative financial instruments held as hedges			
Derivative financial instruments classified as fair value hedges			
Forward currency contracts	51	-	-
Currency swaps	1,129	-	7
Interest rate options	5,536	-	-
Interest rate swaps	29,762	448	3,951
Cross-currency interest rate swaps	7,246	98	352
Total derivative financial instruments classified as fair value hedges	43,724	546	4,310
Derivative financial instruments classified as cash flow hedges			
Interest rate swaps	36	1	-
Total derivative financial instruments classified as cash flow hedges	36	1	-
Total derivative financial assets/liabilities held as hedges	43,760	547	4,310

11 Loans to customers

In millions of euros	2006	2005
Loans initiated by Rabobank:		
Loans to government clients:		
Leasing	474	7
Other	2,619	1,046
Receivables relating to securities transactions	-	1,459
Loans to private clients:		
Overdrafts	9,098	9,280
Mortgages	221,037	200,701
Leasing	15,943	14,472
Receivables relating to securities transactions	28,396	22,025
Other	79,606	57,818
Gross loans to customers	357,173	306,808
Less: changes in loans to customers	(2,249)	(2,357)
Total loans to customers	354,924	304,451

In millions of euros	2006	2005
Value adjustments in loans to customers		
Value adjustments in loans to customers can be broken down as follows:		
At 1 January	2,357	2,017
Additional value adjustment for credit losses	667	826
Reversal of value adjustment for credit losses	(172)	(251)
Defaulting loans written off during the year	(517)	(364)
Other changes	(86)	129
Total value adjustments in loans to customers	2,249	2,357

Finance leases

Loans to customers also includes receivables from finance leases, which can be broken down as follows:

In millions of euros	2006	2005
Receivables from gross investment in finance leases:		
Shorter than 1 year	6,724	5,852
Longer than one year but not longer than five years	11,364	9,494
Longer than 5 years	372	394
Total receivables from gross investment in finance leases	18,460	15,740
Unearned deferred finance income from finance leases	2,264	1,450
Net investment in finance leases	16,196	14,290
Net investment in finance leases can be broken down as follows:		
Shorter than 1 year	5,574	5,317
Longer than one year but not longer than five years	10,287	8,610
Longer than 5 years	335	363
Net investment in finance leases	16,196	14,290

The provision for finance leases included in value adjustments amounted to 221 at 31 December 2006 (189).

12 Available-for-sale financial assets

	2006			2005		
In millions of euros	Listed	Unlisted	Total	Listed	Unlisted	Total
Loans granted	-	-	-	-	2,240	2,240
Short-term government securities	1,052	20	1,072	713	55	768
Government bonds	18,701	6,723	25,424	20,714	3,943	24,657
Other debt instruments	5,654	14,060	19,714	8,188	7,611	15,799
Equity instruments	322	1,341	1,663	155	4,461	4,616
Other available-for-sale financial assets	968	120	1,088	407	157	564
Total available-for-sale financial assets	26,697	22,264	48,961	30,177	18,467	48,644

Gains and losses on available-for-sale financial assets:

In millions of euros	2006	2005
Derecognised available-for-sale financial assets	7	38

The changes in available-for-sale financial assets can be broken down as follows:

In millions of euros	2006	2005
Opening balance	48,644	48,321
Translation differences on monetary assets	(2,588)	2,225
Additions	15,919	13,667
Disposals (sale and redemption)	(12,151)	(15,218)
Gains / (losses) from changes in fair value	(528)	88
Value adjustments	(279)	(120)
Other changes	(56)	(319)
Closing balance	48,961	48,644

13 Held-to-maturity financial assets

	2006			2005		
In millions of euros	Listed	Unlisted	Total	Listed	Unlisted	Total
Government bonds	1,187	-	1,187	1,580	-	1,580
Other debt instruments	302	-	302	328	-	328
Total held-to-maturity financial assets	1,489	-	1,489	1,908	-	1,908

The changes in held-to-maturity financial assets can be broken down as follows:

In millions of euros	2006	2005
Opening balance	1,908	2,207
Additions	456	241
Disposals (sale and redemption)	(856)	(527)
Value adjustments	(19)	(13)
Closing balance	1,489	1,908

14 Investments in associates

In millions of euros	2006	2005
Opening balance	2,971	714
Purchases	-	2,377
Sales	(5)	(2)
Share of profit of associates	469	98
Dividends paid	(211)	(77)
Associates included in consolidation	(166)	-
Revaluation and other	192	(139)
Total	3,250	2,971

15 Goodwill and other intangible assets

In millions of euros	Goodwill	Software developed in-house	Insurance portfolio	Other intangible assets	Total
Year ended 31 December 2006					
Net opening carrying amount	154	84	14	-	252
Foreign exchange differences	3	-	-	-	3
Additions	942	178	5	480	1,605
Acquisition/disposal of subsidiaries	47	11	-	76	134
Other	(90)	6	-	-	(84)
Amortisation	-	(61)	(3)	(2)	(66)
Net closing carrying amount	1,056	218	16	554	1,844
Cost	1,056	408	50	556	2,070
Accumulated depreciation	-	(190)	(34)	(2)	(226)
Net carrying amount	1,056	218	16	554	1,844
Year ended 31 December 2005					
Net opening carrying amount	112	76	16	-	204
Foreign exchange differences	(3)	-	-	-	(3)
Additions	42	85	3	-	130
Acquisition/disposal of subsidiaries	3	(37)	-	-	(34)
Other	-	7	-	-	7
Amortisation	-	(47)	(5)	-	(52)
Net closing carrying amount	154	84	14	-	252
Cost	154	213	45	-	412
Accumulated amortisation	-	(129)	(31)	-	(160)
Net carrying amount	154	84	14	-	252

Rabobank makes limited use of fully amortised software and other intangible assets. The main acquisitions in 2006 were

Rabobank makes limited use of fully amortised software and other intangible assets. The main acquisitions in 2006 were Central Coast Bancorp (USA), Bouwfonds, Athlon and Bank Sarasin (Switzerland). They are included in the table below.

In millions of euros	Acquisition date	Acquisition price	Fair value	Goodwill	Acquired and recognised intangible assets
Year ended 31 December 2006					
Central Coast Bancorp (USA)	01-02-2006	273	85	188	-
Bouwfonds	01-12-2006	855	593	262	11
Athlon	01-07-2006	586	222	364	113
Bank Sarasin (Switzerland) – Expansion of share	29-12-2006	277	178	99	415
Subtotal		1,991	1,078	913	539
Other				29	17
Total				942	556

The goodwill is attributable to synergy benefits that cannot be separately identified and intangible assets (brand name and customer portfolio) that have been included in goodwill because the relevant amounts are minor. These acquisitions are important strategic steps for Rabobank and contribute directly to Rabobank profit. Goodwill is allocated to cash flow-generating units for the purpose of impairment testing. These cash flow-generating units represent the lowest level at which the goodwill is monitored. No impairments of goodwill were identified in 2006 since recoverable amounts exceed carrying values.

The carrying values of the assets and liabilities of the acquired entities largely correspond to the fair values first recognised in the financial statements of the Rabobank. The main differences concern separate newly-valued intangible assets (brand names, customer portfolio and so on for 550 million) and an upward revaluation of property, plant and equipment of 150 million. The contribution of the newly acquired entities to profit for 2006 from the date of their acquisition amounts to 50 million. If the acquired entities had been consolidated for the full year, their contribution to the profit of Rabobank would have been 55 million, net of financing charges.

16 Property and equipment

In millions of euros	Land and buildings	Equipment	Total
Year ended 31 December 2006			
Net opening carrying amounts	1,880	1,235	3,115
Foreign exchange differences	(5)	(16)	(21)
Purchases	196	604	800
Acquisition of subsidiaries	58	2,402	2,460
Disposals	(103)	(471)	(574)
Depreciation	(85)	(190)	(275)
Other	(74)	(409)	(483)
Net closing carrying amount	1,867	3,155	5,022
Cost	3,187	5,422	8,609
Accumulated depreciation	(1,320)	(2,267)	(3,587)
Net carrying amount	1,867	3,155	5,022

In millions of euros	Land and buildings	Equipment	Total
Year ended 31 December 2005			
Net opening carrying amount	2,079	1,234	3,313
Foreign exchange differences	8	7	15
Purchases	104	246	350
Acquisition of subsidiaries	34	23	57
Disposals	(48)	(16)	(64)
Disposal of subsidiaries	(201)	(51)	(252)
Depreciation	(104)	(190)	(294)
Other	8	(18)	(10)
Net closing carrying amount	1,880	1,235	3,115
Cost	3,123	2,348	5,471
Accumulated depreciation	(1,243)	(1,113)	(2,356)
Net carrying amount	1,880	1,235	3,115

17 Investment properties

In millions of euros	2006	2005
Net opening carrying amount	768	1,178
Purchases	124	105
Acquisition of subsidiaries	567	-
Sales	-	(90)
Disposals	(135)	-
Disposal of subsidiaries	-	(395)
Other (including depreciation)	14	(30)
Net closing carrying amount	1,338	768
The fair value and carrying amount are practically equal.		
Cost	1,475	878
Accumulated depreciation	(137)	(110)
Net carrying amount	1,338	768

The maximum remaining maturity of investment properties is 15 (10) years.

18 Other assets

In millions of euros	2006	2005
Receivables and prepayments	1,792	1,522
Assets held for sale	28	22
Accrued interest	2,220	1,836
Precious metals, goods and warehouse receipts	109	577
Assets in progress	2,900	123
Other assets	2,960	2,016
Total other assets	10,009	6,096

19 Due to other banks

In millions of euros	2006	2005
Other loans	7,634	4,868
Money market deposits	455	594
Time deposits	71,618	71,920
Other deposits	16,227	11,871
Repurchase agreements	17,710	20,496
Total due to other banks	113,644	109,749

20 Due to customers

In millions of euros	2006	2005
Savings	89,500	86,181
Current account/settlement accounts	52,446	48,240
Time deposits	46,346	36,162
Repurchase agreements	8,107	5,392
Other due to customers	19,500	10,452
Total due to customers	215,899	186,427

21 Debt securities in issue

	2006			2005		
In millions of euros	Listed	Unlisted	Total	Listed	Unlisted	Total
Certificates of deposit	-	22,014	22,014	-	21,814	21,814
Commercial paper	-	36,812	36,812	-	38,071	38,071
Bonds	63,373	3,900	67,273	50,627	3,453	54,080
Other debt securities	958	1,009	1,967	1,468	559	2,027
Total debt securities in issue	64,331	63,735	128,066	52,095	63,897	115,992

22 Other debts

In millions of euros	2006	2005
Payables	5,410	3,358
Dividends payable	92	69
Accrued interest	3,089	2,242
Other	2,058	1,397
Total other debts	10,649	7,066

23 Other financial liabilities at fair value through profit and loss

In millions of euros	2006	2005
Bonds	20,795	21,912
Other debt securities	5,194	1,661
Time deposits	281	271
Total other financial liabilities at fair value through profit and loss	26,270	23,844

24 Provisions

Rabobank recognised the following provisions during the year:

In millions of euros	2006	2005
Restructuring provision	385	343
Legal issues provision	375	199
Other	415	389
Total provisions	1,175	931
Restructuring provision		
Opening balance	343	326
Interest	4	6
Additional provisions recognised in profit and loss	247	155
Used during the year	(209)	(144)
Closing balance	385	343
Legal issues provision		
Opening balance	199	236
Additional provisions recognised in profit and loss	192	65
Used during the year	(16)	(102)
Closing balance	375	199
Other		
Opening balance	389	519
Additional provisions recognised in profit and loss	79	19
Used during the year	(53)	(149)
Closing balance	415	389
Total provisions	1,175	931

Other includes provisions for loss-making contracts, credit guarantees and tax claims.

Maturity of the Rabobank provisions (excluding provisions for employee benefits and doubtful debts)

In millions of euros	Less than 1 year	1-5 years	More than 5 years	Total
At 31 December 2006				
Maturity of the provisions	761	396	18	1,175

25 Deferred tax

Deferred tax assets and liabilities are measured for all temporary differences using the 'liability' method and an effective tax rate of 25.5% (2005: 29.1%). The comparative figures for the previous financial year have been restated to satisfy the requirements set out in IAS 12 concerning the offsetting of deferred tax assets and liabilities. The restatement does not affect equity and profit for the previous financial year. No deferred tax asset has been recognised for carry forwarded losses totalling approximately 400 (400). Changes in the deferred income tax account can be broken down as follows:

In millions of euros	2006	2005
Deferred tax assets		
Opening balance	1,575	1,605
(Charged)/taken to profit and loss		
- in respect of rate changes	(5)	(44)
- other	1	65
Available-for-sale financial assets		
- remeasurement of fair value	(10)	28
Foreign exchange differences	(43)	58
Acquisition/(disposal) of subsidiaries	2	2
Other	(43)	(139)
Closing balance	1,477	1,575
Deferred tax liabilities		
Opening balance	668	752
Charged/(taken) to profit and loss		
- in respect of rate changes	32	(5)
- other	49	-
Available-for-sale financial assets	(99)	51
Cash flow hedges		
- remeasurement of fair value	-	10
Foreign exchange differences	(10)	12
Acquisition/(disposal) of subsidiaries	108	(175)
Other	88	23
Closing balance	836	668

In millions of euros	2006	2005
Deferred tax assets		
Pensions and other post-employment benefits	156	497
Value adjustments	71	47
Other provisions	235	161
Hedged client deposits	174	515
Carry forward losses	240	374
Property and equipment	(6)	(11)
Intangible assets	292	-
AFS reserve	37	-
Other temporary differences	278	(8)
Total deferred tax assets	1,477	1,575
Deferred tax liabilities		
Pensions and other post-employment benefits	-	(2)
Value adjustments, provisions and losses on financial assets	-	1
Other provisions	28	-
Cash flow hedges	-	11
Hedged client deposits	-	339
Carry forward losses	2	5
Property and equipment	317	-
AFS reserve	67	-
Other temporary differences	422	314
Total deferred tax assets	836	668

The deferred tax expense relates to the following temporary differences:

In millions of euros	2006	2005
Property and equipment	(41)	5
Pensions and other post-employment benefits	41	1
Value adjustments, provisions and losses on financial assets	(11)	4
Other provisions	64	18
Carry forward losses	(4)	(34)
Other temporary differences	36	(20)
Deferred tax expense	85	(26)

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax items relate to the same taxation authority.

26 Employee benefits

In millions of euros	2006	2005
Pension plans	618	838
Other employee benefits	605	599
Total pension liabilities	1,223	1,437

26.1 Pension plans

Rabobank has implemented several pension plans covering a significant percentage of its employees. Most of the plans are career average defined benefit plans, some of which are administered by pension funds. The assets of the fund-administered plans are held independent of Rabobank assets and are managed by the trustees of the funds. These plans are valued each year by independent actuaries using the method prescribed by IFRS. The most recent actuarial valuations were carried out at the end of 2006.

The weighted average of the principal actuarial assumptions used in the valuation of the provision for defined benefit plans at 31 December (% per annum) are:

	2006	2005
Discount rate	4.6	4
Expected salary accrual rate	3	3
Consumer price inflation (indexation)	2.25	2
Expected return on investments	5.6	5

In millions of euros	2006	2005
Present value of liabilities administered by funds	9,699	9,676
Fair value of plan assets	(10,262)	(8,739)
	(563)	937
Present value of liabilities not administered by funds	-	1
Unrecognised actuarial gains/(losses)	1,184	(62)
Unrecognised past service costs	(3)	(38)
Net liabilities	618	838

In 2003, 1.75 million non-cumulative Trust Preferred Securities were issued by Rabobank Capital Funding Trust II, Delaware, a group company of Rabobank Nederland. The expected distribution is 5.26% until 31 December 2013, after which the expected distribution is equal to the three-month USD LIBOR plus 1.6275%. The total proceeds from this issue amounted to USD 1,750. As from 31 December 2013, these Trust Preferred Securities can be repurchased on each distribution date (once every quarter) after prior written approval is received from De Nederlandsche Bank.

Rabobank Nederland issued a variable interest rate loan of 1,000 in 2005, with a quarterly review of the rates.

The subordinated loan of ACC Bank is a loan of 63 bearing interest at a variable rate. The loan matures in 2008.

The subordinated loan of FGH Bank NV consists of three loans, totalling 51. A loan of 10 bearing a current interest rate of 6.25%, increasing to 6.75% after five years. The loan matures in 2012. A loan of 40 bearing a fixed rate of interest of 6% and repayable in 2012. A further loan of 0.7 bearing a variable rate of interest and repayable in 2012.

28 Contingencies and commitments

Credit related liabilities

Credit granting liabilities represent the unused portions of funds authorised for the granting of credit in the form of loans, guarantees, letters of credit and other lending related financial instruments. Rabobank's credit risk exposure from credit granting liabilities consists of potential losses amounting to the unused portion of the authorised funds. The total expected loss is lower than the total unused funds, however, credit granting liabilities are subject to the clients in question continuing to meet specific standards of creditworthiness. Guarantees represent irrevocable undertakings that, provided certain conditions are met, Rabobank will make payments on behalf of clients if they are unable to meet their financial obligations to third parties. Rabobank also accepts credit granting liabilities in the form of credit facilities made available to ensure that clients' liquidity requirements can be met, but which have not yet been drawn upon.

In millions of euros	2006	2005
Guarantees	7,694	7,021
Credit granting liabilities	38,290	32,282
Letters of credit	1,378	1,223
Other contingent liabilities	7	18
Total credit related and contingent liabilities	47,369	40,544

26 Employee benefits

In millions of euros	2006	2005
Pension plans	618	838
Other employee benefits	605	599
Total pension liabilities	1,223	1,437

26.1 Pension plans

Rabobank has implemented several pension plans covering a significant percentage of its employees. Most of the plans are career average defined benefit plans, some of which are administered by pension funds. The assets of the fund-administered plans are held independent of Rabobank assets and are managed by the trustees of the funds. These plans are valued each year by independent actuaries using the method prescribed by IFRS. The most recent actuarial valuations were carried out at the end of 2006.

The weighted average of the principal actuarial assumptions used in the valuation of the provision for defined benefit plans at 31 December (% per annum) are:

	2006	2005
Discount rate	4.6	4
Expected salary accrual rate	3	3
Consumer price inflation (indexation)	2.25	2
Expected return on investments	5.6	5

In millions of euros	2006	2005
Present value of liabilities administered by funds	9,699	9,676
Fair value of plan assets	(10,262)	(8,739)
	(563)	937
Present value of liabilities not administered by funds	-	1
Unrecognised actuarial gains/(losses)	1,184	(62)
Unrecognised past service costs	(3)	(38)
Net liabilities	618	838

In millions of euros	2006	2005
Present value of liabilities administered by funds		
Present value of entitlements at 1 January	9,676	8,593
Acquired entitlements	236	-
Interest	414	353
Increase in entitlements during the year	485	355
Benefits paid	(140)	(126)
Transfer of accrued benefits	9	-
Pension plan changes	(1)	309
Deconsolidation effects	-	(992)
Expected present value of entitlements at 31 December	10,679	8,492
Actuarial result	(980)	1,184
Present value of entitlements at 31 December	9,699	9,676
Fair value of plan assets		
Fair value of assets at 1 January	8,739	7,820
Acquired plan assets	230	-
Expected income from investments	467	376
Premiums	710	947
Benefits paid	(140)	(126)
Transfer of accrued benefits and costs	(10)	-
Deconsolidation effects	-	(904)
Expected fair value of assets at 31 December	9,996	8,113
Actuarial result	266	626
Fair value of assets at 31 December	10,262	8,739
Actual income from investments		
Expected income from investments	467	376
Actuarial result	266	626
Actual income from investments	733	1,002

The amounts recognised in consolidated profit and loss for the year are as follows:

In millions of euros	2006	2005
Costs based on period of employment during the year	485	355
Interest on liabilities	414	353
Expected income from plan assets	(467)	(376)
Pension plan changes	(2)	271
Past service costs	38	-
Losses / (gains) on discounts / (settlements) / costs	22	17
Total cost for defined benefit plans	490	620

26.2 Other employee benefits

Other employee benefits mainly comprises early retirement liabilities, the non-active persons scheme and liabilities for future long-service awards.

27 Subordinated debt

In millions of euros	2006	2005
Trust Preferred Securities I and II	1,329	1,483
Rabobank Nederland	1,000	1,000
ACC Bank	63	63
FGH Bank	51	63
Other	7	36
Total subordinated debt	2,450	2,645

Movements in the Trust Preferred Securities I and II are stated in the table below.

In millions of euros	2006	2005
Trust Preferred Securities I and II		
At 1 January	1,483	1,927
Foreign exchange differences and other	(154)	206
Repayments	-	(650)
At 31 December	1,329	1,483

In 2003, 1.75 million non-cumulative Trust Preferred Securities were issued by Rabobank Capital Funding Trust II, Delaware, a group company of Rabobank Nederland. The expected distribution is 5.26% until 31 December 2013, after which the expected distribution is equal to the three-month USD LIBOR plus 1.6275%. The total proceeds from this issue amounted to USD 1,750. As from 31 December 2013, these Trust Preferred Securities can be repurchased on each distribution date (once every quarter) after prior written approval is received from De Nederlandsche Bank.
Rabobank Nederland issued a variable interest rate loan of 1,000 in 2005, with a quarterly review of the rates.
The subordinated loan of ACC Bank is a loan of 63 bearing interest at a variable rate. The loan matures in 2008.
The subordinated loan of FGH Bank NV consists of three loans, totalling 51. A loan of 10 bearing a current interest rate of 6.25%, increasing to 6.75% after five years. The loan matures in 2012. A loan of 40 bearing a fixed rate of interest of 6% and repayable in 2012. A further loan of 0.7 bearing a variable rate of interest and repayable in 2012.

28 Contingencies and commitments

Credit related liabilities

Credit granting liabilities represent the unused portions of funds authorised for the granting of credit in the form of loans, guarantees, letters of credit and other lending related financial instruments. Rabobank's credit risk exposure from credit granting liabilities consists of potential losses amounting to the unused portion of the authorised funds. The total expected loss is lower than the total unused funds, however, credit granting liabilities are subject to the clients in question continuing to meet specific standards of creditworthiness. Guarantees represent irrevocable undertakings that, provided certain conditions are met, Rabobank will make payments on behalf of clients if they are unable to meet their financial obligations to third parties. Rabobank also accepts credit granting liabilities in the form of credit facilities made available to ensure that clients' liquidity requirements can be met, but which have not yet been drawn upon.

In millions of euros	2006	2005
Guarantees	7,694	7,021
Credit granting liabilities	38,290	32,282
Letters of credit	1,378	1,223
Other contingent liabilities	7	18
Total credit related and contingent liabilities	47,369	40,544

Liabilities relating to operating leases

Rabobank has taken on various operating lease contracts as lessee. The future net minimum lease payments under non-cancellable operating leases can be broken down as follows:

In millions of euros	2006	2005
Shorter than 1 year	9	7
Longer than one year but not longer than five years	20	13
Longer than 5 years	16	-
Total liabilities relating to operating leases	45	20

Payments receivable from operating leases

Rabobank has taken on various operating lease contracts as lessor. The future net minimum lease payments receivable from non-cancellable operating leases can be broken down as follows:

In millions of euros	2006	2005
Earlier than 1 year	1,339	277
Later than one year but not later than five years	1,487	795
Later than 5 years	180	99
Total payments receivable from operating leases	3,006	1,171

Rabobank Member Certificates

In millions of euros	2006	2005
Changes during the year:		
Opening balance	5,811	3,840
Rabobank Member Certificates issued and cancelled during the year	(3)	1,971
Closing balance	5,808	5,811

31 Trust Preferred Securities III to VI issued by group companies

In 2004, four tranches of non-cumulative variable-interest shares/Trust Preferred Securities were issued.

- Rabobank Capital Funding Trust III, Delaware, a group company of Rabobank Nederland, issued 1.50 million non-cumulative Trust Preferred Securities. The expected distribution is 5.254% until 21 October 2016. For the period 21 October 2016 to 31 December 2016 inclusive, the expected distribution is equal to the USD LIBOR interpolated for the period, plus 1.5900%. The trust has the right not to make a distribution. Thereafter, the expected distribution is equal to the three-month USD LIBOR plus 1.5900%. The total proceeds from this issue amounted to USD 1,500 million. As from 21 October 2016, these Trust Preferred Securities can be repurchased on each distribution date (which is once a quarter) after prior written approval is received from De Nederlandsche Bank.
- Rabobank Capital Funding Trust IV, Delaware, a group company of Rabobank Nederland, issued 350 thousand non-cumulative Trust Preferred Securities. The expected distribution is 5.556% until 31 December 2019, after which the expected distribution is equal to the six-month GBP LIBOR plus 1.4600%. The trust has the right not to make a distribution. The total proceeds from this issue amounted to GBP 350 million. As from 31 December 2019, these Trust Preferred Securities can be repurchased on each distribution date (which is once every half-year) after prior written approval is received from De Nederlandsche Bank.
- Rabobank Capital Funding Trust V, Delaware, a group company of Rabobank Nederland, issued 250 thousand non-cumulative Trust Preferred Securities. The expected distribution is equal to the three-month BBSW plus 0.6700% until 31 December 2014 inclusive, after which the expected distribution is equal to the three-month BBSW plus 1.6700%. The trust has the right not to make a distribution. The total proceeds from this issue amounted to AUD 250 million. As from 31 December 2014, these Trust Preferred Securities can be repurchased on each distribution date (which is once a quarter) after prior written approval is received from De Nederlandsche Bank.
- Rabobank Capital Funding Trust VI, Delaware, a group company of Rabobank Nederland, issued 250 thousand non-cumulative Trust Preferred Securities. The expected distribution is 6.415% until 31 December 2014, after which the expected distribution is equal to the three-month BBSW plus 1.6700%. The trust has the right not to make a distribution. The total proceeds from this issue amounted to AUD 250 million. As from 31 December 2014, these Trust Preferred Securities can be repurchased on each distribution date (which is once a quarter) after prior written approval is received from De Nederlandsche Bank.

A distribution becomes due on the Trust Preferred Securities issued in 1999 and 2003 included under subordinated loans if:

(i) the most recently audited and adopted consolidated financial statements of Rabobank Nederland show that Rabobank Group realised a net profit (after tax and extraordinary expenses) in the previous year; or

(ii) a distribution is made on securities that are more subordinated (such as Rabobank Member Certificates and Rabobank Member Certificates II) or on securities of equal rank (pari passu); subject to the proviso that no distribution becomes due should the De Nederlandsche Bank object (for example, if Rabobank's solvency ratio is below 8%).

The condition stated under (i) does not apply to Trust Preferred Securities issued in 2004. The other conditions do apply. If Rabobank Group realises a profit, Rabobank Nederland can make a distribution on these securities at its own discretion.

Trust Preferred Securities

In millions of euros	2006	2005
Changes during the year:		
Opening balance	2,092	1,877
Foreign exchange differences	(133)	215
Closing balance	1,959	2,092

32 Minority interests

This item relates to shares held by third parties in subsidiaries and other group companies. Movements in minority interests mainly relate to the full consolidation of Bank Sarasin of 548 million. The remainder is largely the result of the full consolidation of structured finance deals.

In millions of euros	2006	2005
Opening balance	2,996	3,269
Net profit	201	184
Currency translation differences	(191)	328
Other changes	1,178	(785)
Closing balance	4,184	2,996

36 Net income from financial assets and liabilities at fair value through profit and loss

In millions of euros	2006	2005
Debt instruments and interest rate derivative financial instruments	(315)	(434)
Equity instruments	506	525
Foreign currencies and other trading income	44	(341)
Total trading income	235	(250)
Total net income from other financial assets and liabilities	11	104
Total net income from financial assets and liabilities at fair value through profit and loss	246	(146)

The trading income also includes gains and losses on spot and forward contracts, options, futures and assets and liabilities denominated in foreign currencies.

37 Other

As well as rent from real estate investments and income from operating leases, other includes the results on effects that cannot be allocated to individual categories of the profit and loss account.

38 Staff costs

In millions of euros	2006	2005
Wages and salaries	2,792	2,637
Social security contributions and insurance costs	275	212
Pension costs for defined contribution plans	49	29
Pension costs for defined benefit plans	490	620
Other post-employment benefits	(29)	(197)
Other employee costs	540	579
Total staff costs	4,117	3,880

Expressed in FTEs, the average number of employees was 48,076 (47,876).

39 Other administrative expenses

This item includes office supplies, IT expenses, postage, advertising, rent, maintenance of buildings, etc.

In millions of euros	2006	2005
Other administrative expenses	2,429	2,031

40 Depreciation and amortisation

In millions of euros	2006	2005
Depreciation and amortisation	341	331

41 Value adjustments

In millions of euros	2006	2005
Due from other banks	(23)	1
Loans to customers	495	575
Receipts less write-offs	(31)	(41)
Credit related liabilities	-	(11)
Available-for-sale financial assets	9	-
Other assets	-	(7)
Total value adjustments	450	517

42 Taxation

In millions of euros	2006	2005
Current income tax		
- year under review	346	556
- prior years	(64)	(9)
Deferred tax	85	(26)
Taxation	367	521

The taxation on operating profit of Rabobank differs from the nominal amount based on Dutch standard tax rates. The reconciliation between the two amounts is shown below:

In millions of euros	2006	2005
Profit before taxation	2,712	2,604
Tax exempt income and income to which tax treaties apply	(987)	(976)
Non-deductible expenses	106	114
Tax losses not recognised in prior years	(101)	(151)
Other	43	58
	1,773	1,649
Income tax expense based on a rate of 29.6% (2005: 31.5%)	525	519
Effect of change in tax rates	37	39
Effect of different tax rates in other countries and other non-recurring tax credits	(195)	(37)
Taxation	367	521

In 2006, the Dutch government reduced the standard rate of income tax from 31.5% to 29.6%.

43 Acquisitions and disposals

Acquisitions and disposals of subsidiaries

There were no major disposals in 2006. The main acquisitions made in 2006 relate to Bouwfonds, Athlon, Central Coast Bancorp (USA) and Bank Sarasin (Switzerland).

The fair values of the identifiable assets and liabilities of Bouwfonds and the other entities acquired are as follows:

In millions of euros	**Bouwfonds** Recognised at fair value upon acquisition	Carrying value	**Other** Recognised at fair value upon acquisition	Carrying value
Intangible assets	-	-	78	112
Property and equipment	178	24	2,282	2,317
Financial assets	1,491	1,523	1,987	1,987
Other assets	4,847	4,757	4,115	4,086
Total identifiable assets	6,516	6,304	8,462	8,502
Due to other banks	4,674	4,674	2,025	1,996
Other liabilities	1,260	1,091	6,025	6,025
Total identifiable liabilities	5,934	5,765	8,050	8,021
Total net equity	582	539	412	481
New identifiable intangible assets	11		469	

Rabobank consolidated Bank Sarasin in full at the end of 2006, following the expansion of its share.

44 Transactions with related parties

Two parties are considered related if one exercises control or has significant influence over the other party (regarding finance or operating decisions). In the normal course of business, Rabobank conducts a wide variety of transactions with related entities, involving different types of loans, deposits and transactions in foreign currencies. Transactions between related parties also include transactions with subsidiaries, associates, joint venture entities, shareholders and senior management, as well as transactions between subsidiaries. All these transactions were at arm's length. In accordance with IAS 24:4, intra-group transactions are eliminated in the preparation of the consolidated financial statements.
In the normal course of Rabobank's business operations, banking transactions are carried out with related parties. These involve loans, deposits and transactions in foreign currencies. All these transactions were at arm's length and against market prices. The volumes of related party transactions, year-end outstanding balances and the corresponding income and expenses during the year are given below:

In millions of euros	Associates 2006	Associates 2005	Other related parties 2006	Other related parties 2005
Loans				
- outstanding at beginning of the year	33	1,023	22	6
- granted during the year	601	-	36	28
- repaid during the year	(89)	(990)	(29)	(12)
Loans outstanding at end of the year	545	33	29	22
Due to other banks and due to customers				
- outstanding at beginning of the year	5,969	1,002	-	1
- received during the year	296	5,311	-	-
- repaid during the year	-	(344)	-	(1)
Deposits at 31 December	6,265	5,969	-	-
Other liabilities	91	66	18	145
Credit liabilities and other guarantees issued by Rabobank	1,743	1,054	4	2,036

In millions of euros	Associates 2006	Associates 2005	Other related parties 2006	Other related parties 2005
Income				
- interest income	25	22	90	2
- commission income	12	31	120	109
- trading income	55	27	3	10
- other	3	-	74	-
Total income from transactions with related parties	95	80	287	121
Expense				
- interest expense	71	74	111	-
- commission expense	24	3	4	2
Total expenses from transactions with related parties	95	77	115	2

45 Supervisory Board and Executive Board

The members of the Supervisory Board and the Executive Board are listed on page 83 of these consolidated financial statements. The benefits for members and former members of the Executive Board came to 9.8 in 2006 (7.9). This amount is included under staff costs. It can be broken down as follows.

In millions of euros	2006	2005
Salaries	6.6	5.4
Pension charges	1.2	0.6
Performance related benefits	1.7	1.4
Other	0.3	0.5
Total	9.8	7.9

The total benefits for members and former members of the Supervisory Board amounted to 1.3 (1.2).
At year-end 2006, loans and advances granted to members of the Supervisory Board and the Executive Board totalled 3.9 (1.4) respectively 4.2 (3.4).

46 Principal subsidiaries and associates

Name	Share	Voting rights
Subsidiaries		
Netherlands		
De Lage Landen International B.V.	100%	100%
FGH Bank	100%	100%
OWM Rabobanken B.A.	100%	100%
Obvion N.V.	50%	70%
Rabohypotheekbank N.V.	100%	100%
Rabobank Ledencertificaten N.V. I t/m III	100%	100%
Rabo Merchant Bank N.V.	100%	100%
Rabo Vastgoed B.V.	100%	100%
Rabo Bouwfonds B.V.	100%	100%
Rabo Wielerploegen B.V.	100%	100%
Raiffeisenhypotheekbank N.V.	100%	100%
Robeco Groep N.V.	100%	100%
Schretlen & Co N.V.	100%	100%
Other Euro zone / EU countries		
ACC Bank Plc	100%	100%
Rest of Europe		
Bank Sarasin & Cie S.A.	46%	69%
North America		
Rabobank Capital Funding LCC II t/m VI	100%	100%
Rabobank Capital Funding Trust II t/m VI	100%	100%
Utrecht America Holdings Inc.	100%	100%
Australia and New Zealand		
Rabobank Australia Limited	100%	100%
Rabobank New Zealand Limited	100%	100%
Associates		
Netherlands		
Eureko B.V.	38%	38%
Equens N.V.	19%	19%
Gilde Venture Capital funds	Various	Various
Abroad		
BGZ S.A.	35%	35%
Yes Bank	20%	20%

47 Reverse repurchase transactions and securities borrowing agreements

Reverse repurchase transactions and securities borrowing agreements concluded by Rabobank are included under 'Due from other banks' and 'Loans to customers'. At 31 December, they amounted to:

In millions of euros	2006	2005
Due from other banks	35,790	36,758
Loans to customers	28,396	23,484
Total reverse repurchase transactions and securities borrowing agreements	64,186	60,242

Under the terms of the reverse repurchase transactions and securities borrowing agreements, Rabobank receives collateral that it can pledge or sell to third parties. The total fair value of the securities received under the terms of the agreements was 64,446 at 31 December 2006 (61,391). In accordance with the agreement terms, part of the securities was pledged or sold as collateral in 2006.

48 Repurchase transactions and securities lending agreements

Repurchase transactions and securities lending agreements concluded by Rabobank are included under 'Due from/ to other banks', 'Due to Customers' and 'Other loans'. At 31 December, they amounted to:

In millions of euros	2006	2005
Due to other banks	17,710	20,496
Due to customers	8,107	5,392
Total repurchase and securities lending agreements	25,817	25,888

At 31 December 2006 and 2005, interest-bearing securities with a carrying amount of 25,981 and 26,382 respectively had been provided as collateral for repurchase and similar agreements. In general, the counterparty has the right to resell or repledge the securities.

49 Subsequent events

Until now no events after the balance sheet date have occurred.

50 Management's report on internal control over financial reporting

The management of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) is responsible for establishing and maintaining adequate internal control over financial reporting. Management is also responsible for the preparation and fair presentation of the consolidated financial statements.

Rabobank Nederland's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the European Union.

All internal control systems, no matter how well designed, have inherent limitations. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that control may become inadequate, because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Rabobank Nederland's internal control over financial reporting as of December 31, 2006 based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) established in Internal Control – Integrated Framework. Based on that assessment, management concluded that, as of December 31, 2006, Rabobank Nederland's internal control over financial reporting is effective based on the criteria established by COSO.
Ernst & Young Accountants, which have audited the consolidated financial statements of Rabobank Nederland for the fiscal year ended December 31, 2006, have also examined management's assessment of the effectiveness of Rabobank Nederland's internal control over financial reporting and the effectiveness of Rabobank Nederland's internal control over financial reporting; their report is included herein.

Bert Heemskerk (H.)   Bert Bruggink (A.)

51 Approval by Supervisory Board

The publication of these consolidated financial statements was approved by the Supervisory Board on 5 March 2007.

Executive Board

Bert Heemskerk (H.), chairman
Bert Bruggink (A.)
Hans ten Cate (J.C.)
Piet Moerland (P.W.)
Sipko Schat (S.N.)
Piet van Schijndel (P.J.A.)

Supervisory Board

Lense Koopmans (L.), chairman
Antoon Vermeer (A.J.A.M.), deputy chairman
Sjoerd Eisma (S.E.), secretary
Leo Berndsen (L.J.M.)
Bernard Bijvoet (B.)
Teun de Boon (T.)
Louise Fresco (L.O.)
Marinus Minderhoud (M.)
Paul Overmars (P.F.M.)
Hans van Rossum (J.A.A.M.)
Herman Scheffer (H.C.)
Martin Tielen (M.J.M.)
Aad Veenman (A.W.)
Arnold Walravens (A.H.C.M.)

Auditor's report

To the Executive Board and Supervisory Board of Rabobank Nederland

Report on the consolidated financial statements

We have audited the 2006 consolidated financial statements of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Amsterdam. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2006, the consolidated profit and loss account, consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and accounting policies and other explanatory notes.

Management's responsibility

Management of Rabobank Nederland is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the management report in accordance with Part 9 of Book 2 of the Netherlands Civil Code.
This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Executive Board of the Rabobank Nederland, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Rabobank Nederland as at 31 December 2006 and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the management report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Utrecht, 5 March 2007

for Ernst & Young Accountants

/s/ G.H.C. de Meris

Assurance report of Independent Auditors

To the Executive Board and Supervisory Board of Rabobank Nederland

We have performed an assurance engagement in accordance with ISAE 3000 'Assurance engagements other than audits or reviews of historical financial information' (equivalent) on management's assessment, included in the accompanying 'Management's Report On Internal Control Over Financial Reporting', that Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) maintained effective internal control over financial reporting as of 31 December 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's responsibility

Rabobank Nederland's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Auditor's responsibility

Our responsibility is to conclude on management's assessment and on the effectiveness of the company's internal control over financial reporting based on the procedures performed during our assurance engagement.

We conducted our assurance engagement in accordance with Dutch law. This requires that we plan and perform the assurance engagement to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our assurance engagement included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

Based on the procedures performed we conclude that management's conclusion that, as of 31 December 2006, Rabobank Nederland's internal control over financial reporting is effective, is fairly stated, in all material respects, based on the COSO criteria. We also conclude that Rabobank Nederland maintained, in all material respects, effective internal control over financial reporting as of 31 December 2006, based on the COSO criteria.

Utrecht, 5 March 2007

for Ernst & Young Accountants

G.H.C. de Meris

Colophon

Published by
Rabobank Nederland Communications

Art direction and design
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Photographs
Tjeerd Fonk, Amsterdam

Internet
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Prepress
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Printers
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This document was printed using environmentally friendly materials. The ink was mineral oil-free Novavit Bio and the paper 250 gram and 130 gram Arctic the Volume (FSC certified).

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Publication
This publication, the financial statements and the separate edition 'Rabobank Group Annual Report 2006' together form the annual report, the financial statements and other information of the Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

Filing
After they have been adopted, the annual report 2006, the financial statements 2006 and other information will be filed at the offices of Trade Registry of the Chamber of Commerce and Industries under number 30046259.

Disclaimer
This report is a translation of the Dutch report. In the event of any conflict in interpretation, the Dutch original takes precedence.

Annual Reports
Rabobank Group publishes the following annual/interim reports:

- Annual Report 2006 (in Dutch and English);
- Consolidated Financial Statements 2006 (in Dutch and English);
- Annual Sustainability Report 2006 (in Dutch and English);
- Interim Report 2007 (in Dutch and in English, to be published in September 2007).

For copies of these reports please contact Rabobank Nederland, Communications.

Croeselaan 18, 3521 CB Utrecht
P.O. Box 17100, 3500 HG Utrecht
Telephone 030 - 216 22 98
Fax 030 - 216 19 16
E-mail jaarverslagen@rn.rabobank.nl

All Annual Reports are also available on the internet:
www.rabobankgroep.nl/jaarverslagen

12119 05 2007



END

Rabobank